Exhibit 99.(d)(1)

TABLE OF CONTENTS

TABLE OF CONTENTS	1

SUMMARY	2

SELECTED STATISTICAL AND FINANCIAL DATA	5

NEW ZEALAND	6

Area and Population	6
Form of Government	6
Social Framework	7
The Treaty of Waitangi	7
Foreign Relations and External Trade	8
Environmental Policy	9

THE ECONOMY OF NEW ZEALAND: OVERVIEW	10

Introduction	10
Recent Economic Performance and Outlook	10
Fiscal Policy	12
Direct Public Debt	13
National Accounts	14
Prices and Costs	15
Labour Markets	17

INDUSTRIAL STRUCTURE AND PRINCIPAL ECONOMIC SECTORS	18

Primary Industries	18
Manufacturing	21
Service Industries	22

EXTERNAL SECTOR	26

External Trade	26
Principal Trading Partners	30
Foreign Investment Policy	31
Balance of Payments	32
Foreign-Exchange Rates and Overseas Reserves	32

BANKING AND BUSINESS ENVIRONMENT	34

Supervision of the Financial Sector	34
Government Guarantees	35
Business Law Environment	38

MONETARY POLICY	41

Interest Rates and Money and Credit Aggregates	42

PUBLIC FINANCE AND FISCAL POLICY	43

Public Sector Financial System	43
Public Sector Financial Management	43
Current Fiscal Position and 2009 Budget	46
Taxation	48
State-Owned Enterprises	50
Crown Entities	50
Performance of Government Enterprises	50

DIRECT PUBLIC DEBT (1)	53

Debt Management Objectives	53
Debt Record	53
Summary of Direct Public Debt	54
Direct Public Debt by Currency of Payment	54
Tables and Supplementary Information	56

SUMMARY

Introduction

New Zealand is a parliamentary democracy situated in the South Pacific.  It has a population of around 4.3 million in a country similar in land area to Japan.  New Zealand has a market economy with sizeable manufacturing and services sectors complementing a highly efficient export-oriented agricultural sector.   New Zealand’s high proportion of winter sunshine hours and considerable rainfall provide an ideal resource base for pastoral agriculture, forestry, horticulture and hydro-electicity generation.  Hydro-electricity provides a relatively cheap source of energy and has allowed the development of energy-based industries such as aluminium refinement.  New Zealand is also a popular overseas vistor destination and tourism is an important source of export income.

Economy

Over the last quarter of a century, the New Zealand economy has changed from being one of the most regulated in the Organisation for Economic Cooperation and Development (OECD) to one of the least regulated.  The minority National Party government elected in November 2008 aims to lift the long-term perfomance of the economy through six key policy drivers: a growth-enhancing tax system,better public services,support for science, innovation and trade, better regulation, including regulation around natural resources,investment in infrastructure  and improved education and skills.

The New Zealand economy entered recession in early 2008, before the effects of the global financial crisis were felt later in the year.  A drought over the 2007/08 summer led to lower production of dairy products in the first half of 2008.  Domestic activity slowed sharply over 2008, as high fuel and food prices dampened private consumption, while high interest rates and falling house prices drove a rapid decline in residential investment.  Economic activity fell sharply following the intensification of the global financial crisis in September 2008, contracting 0.9% in the December quarter 2008 and 0.8% in the March quarter 2009, with production GDP driven by reductions in manufacturing, construction, and wholesale and retail trade.

The combination of exceptionally low fixed mortgage interest rates and rapidly increasing net migration led to house prices rising in the June quarter 2009, after prices had declined 9.8% from the December 2007 peak.  Renewed optimism in the economy drove consumer and business confidence higher, with activity recording modest growth of 0.2% in the June quarter 2009.  This quarterly expansion marked the end of a five-quarter recession which began in March 2008, during which the New Zealand economy contracted a cumulative 3.3%.  The relative shallowness of the recession compared favourably with other nations in the OECD, with New Zealand  the seventh least affected out of the 30 member nations.

The economy recorded further positive growth in the September quarter 2009, with production and expenditure GDP both up 0.2% owing to strong primary production and private consumption.  Annual average growth is expected to improve from the -2.2% recorded in the year to September 2009 to -0.4% in the year to March 2010, driven by a recovery in domestic demand.  In addition to stronger residential investment resulting from the housing market recovery, stronger consumer confidence and a higher population base is expected to have a positive impact on private consumption in the near term.  Further out, the strengthening global economy and a lower exchange rate are forecast to result in stronger export volumes driving economic growth.

The annual current account deficit narrowed from 8.7% of GDP in December 2008 to 3.1% of GDP in September 2009, reflecting a sharp reduction in imports, lower international interest payments and weaker profits for overseas-owned firms.  As a proportion of GDP, the deficit is expected to rise gradually over the medium term, in line with increased demand for imported goods and higher interest rates

Annual Consumer Price Index (CPI) inflation fell to 2.0% in the year to September 2009 after reaching 5.1% one year earlier.  This figure is expected to increase slightly over the medium term, but remain within the Reserve Bank’s target band of 1% to 3%.  The moderate outlook for inflation reflects higher tradables inflation (owing to an expected lower exchange rate), offset by lower non-tradables inflation (reflecting continuing spare capacity in the economy).

Response to International Credit Crisis

In response to the international credit crisis, the Reserve Bank began lowering the Official Cash Rate (OCR) in July 2008 from its level of 8.25% over the preceding year to a low of 2.5% at the end of April 2009 and introduced a range of facilities designed to ensure that adequate liquidity was available to the banking sector.  The government provided further support, introducing retail and wholesale bank guarantees, along with personal income tax cuts on 1 October 2008 and again on 1 April 2009.

Other measures taken by the government include:

•                  an accelerated package of ‘ready-to-roll’ infrastructure projects spanning the housing, transport, education and energy sectors at an estimated cost of almost $500 million; and

•                  a relief package designed to assist small and medium-sized businesses (which make up the largest proportion of New Zealand firms) in order to reduce compliance costs and improve the business environment in the face of the crisis.

Macroeconomic Policy

In the area of macroeconomic policy, the Reserve Bank Act 1989 and the Public Finance Act 1989 (as amended in 2004) continue to set the framework.  In June 2006, the New Zealand Treasury and the Reserve Bank of New Zealand co-hosted a Macroeconomic Policy Forum that brought together international and domestic experts to examine New Zealand’s macroeconomic framework.  The overall assessment of the invited speakers and participants was that the essential elements of New Zealand’s macroeconomic policy institutions are sound and appropriate.

Further assessment of the macroeconomic policy framework was undertaken as part of an enquiry into the operation of monetary policy in New Zealand by Parliament’s Finance and Expenditure Select Committee.  The Committee’s report presented to Parliament in September 2008 largely endorsed the current monetary policy framework, with recommendations to improve the information available to policy makers and to strengthen the institutional focus on increasing productivity growth.

Monetary Policy

The focus of monetary policy is on maintaining price stability.  A Policy Targets Agreement between the Governor of the Reserve Bank of New Zealand and the Minister of Finance sets out the specific targets for maintaining price stability, while seeking to avoid unnecessary instability in output, interest rates and the exchange rate.  The most recent Agreement was signed in December 2008 after the new government took office.  There were no substantive changes to the Agreement.  For the purpose of the Agreement, the policy target is to keep future CPI inflation outcomes between 1% and 3% on average over the medium term.

From 2004 until mid-2008, monetary policy was in a tightening phase with the Reserve Bank increasing the Official Cash Rate (OCR) by a total of 325 basis points from 5.0% in January 2004 to a peak of 8.25% in July 2007.  The policy tightening reflected a prolonged period of strength in the domestic economy, which left productive resources stretched and led to a rise in non-tradable inflation.  In line with moves by central banks around the world, the Reserve Bank commenced an easing cycle in response to the international financial crisis. The OCR was reduced by 150 basis points in December 2008 and again in January 2009 following smaller cuts at each of the previous three rate reviews.  Further cuts at the next two reviews brought the OCR to 2.5% in April 2009.  In January 2010, the OCR remained at 2.5%.

Recent statements from the Reserve Bank, the latest being in January 2010, suggest that rates may begin to tighten from the middle of 2010.  The Bank noted that the current policy settings are consistent with inflation remaining within the target band over the medium term as both tradable and non-tradable inflation continue to be weak.

Fiscal Policy

On the fiscal front, the 1990s saw a consolidation of the country’s fiscal position with the Fiscal Responsibility Act (now Part 2 of the Public Finance Act 1989) ensuring that fiscal policy is prudent and transparent.  The government remains committed to maintaining a sound fiscal position.

In 2008/09, a deficit on the government operating balance of $10.5 billion was recorded.  This compares with a surplus of $2.38 billion in 2007/08 and $8.02 billion in 2006/07.  An operating deficit of $4.8 billion is forecast for 2009/10.

Direct Public Debt

At 30 June 2009, New Zealand’s gross direct public debt was $41.3 billion, or 28.1% of estimated GDP.  At the same date, public sector foreign-currency debt was $4.2 billion, and interest charges on foreign-currency debt were $48 million.  The government has no net foreign-currency debt.

SELECTED STATISTICAL AND FINANCIAL DATA

Statistical Data

Statistical Data		2005	2006	2007	2008	2009
		(dollar amounts in millions)
Gross Domestic Product at Current Prices (1)(2)		$151,701	$160,273	$168,328	$181,259	184,802
Annual average % change in Real GDP (1)(2)(3)		3.7	3.2	0.9	2.9	-1.4
Population (thousands) (4)		4,134	4,185	4,228	4,269	4,316
Unemployment Rate (5)		3.8	3.7	3.7	4.0	6.0
Change in Consumer Price Index (6)		2.8	4.0	2.0	4.0	1.9
Exchange Rate (7)		0.7085	0.6190	0.7559	0.7607	0.6374
90-Day Bank Bill Rate (8)		7.03	7.47	8.32	8.68	2.78
10 Year Government Loan Stock Rate (8)		5.71	5.84	6.72	6.42	5.98
Terms of Trade Index (2)(9)		1091	1097	1122	1242	1185
Current Account Deficit as a % of GDP (1)(2)		-6.7	-9.0	-8.0	-7.8	-7.9

Government Finance (10)
Year ended 30 June	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10(11)
Total Revenue	65,367	71,425	74,589	81,479	79,928	75,972
Total Expenses	58,292	64,334	68,729	75,842	83,821	83,437
OBEGAL (12)	7,075	7,091	5,860	5,637	(3,893)	(7,465)
Gains/(Losses)	(1,144)	2,451	2,162	(3,253)	(6.612)	2,671
Operating Balance	5,931	9,542	8,022	2,384	(10,505)	(4,794)
% of GDP	3.9%	6.1%	4.8%	1.3%	(5.8)%	(2.6)
Net Worth	54,240	83,971	96,827	105,514	99,515	94,809

Net Direct Domestic Borrowing	-662	-1,221	-3,917	1,721	8,454	—
Net Direct Overseas Borrowing	559	-16	312	-1,296	717	—

Direct Public Debt
Internal Funded Debt	26,555.3	25,346.9	26,860.4	28,210.4	29,614.5	—
Internal Floating Debt	5,595.0	5,057.0	2,303.4	1,655.0	7,505.0	—
External Debt	3,931.3	5,116.4	2,048.0	2,048.5	4,718.7	—
Total Direct Public Debt	36,081.6	35,520.3	31,211.4	31,913.9	41,298.2	—

(1)                       Year ended 31 March.

(2)                       2009 data provisional.  Prior years’ data revised.

(3)                       Production based — chain volume series expressed in 1995/96 prices.

(4)                       June year resident population estimate.

(5)                       June quarter, seasonally adjusted.

(6)                       Annual percentage change, June quarter.

(7)                       US$ per NZ$ monthly average for June.

(8)                       June monthly average.

(9)                       Year ended 30 June.  Base: June quarter 2002 = 1000.

(10)                  This table is prepared in accordance with New Zealand Generally Accepted Accounting Practice (GAAP).

(11)                 Half-Year Economic and Fiscal Update published 17 December 2009.

(12)                 Operating Balance Excluding Gains and Losses.  The OBEGAL is the operating balance excluding gains and losses on assets and liabilities of institutions such as the Accident Compensation Corporation, Earthquake Commission and the Government Superannuation Fund.

NEW ZEALAND

Area and Population

New Zealand is situated in the South Pacific Ocean, 6,500 kilometres (4,000 miles) south-southwest of Hawaii and 1,900 kilometres (1,200 miles) to the east of Australia.  With a land area of 268,000 square kilometres (103,000 square miles), it is similar in area to Japan or Britain.  It is comprised of two main adjacent islands, the North Island and South Island, and a number of small outlying islands.  Because these islands are widely dispersed, New Zealand has a relatively large exclusive maritime economic zone of 3.1 million nautical square kilometres.

Over half of New Zealand’s total land area is pasture and arable land, and more than a quarter is under forest cover, including 1.8 million hectares of planted production forest.  It is predominantly mountainous and hilly, with 13% of the total area consisting of alpine terrain, including many peaks exceeding 3,000 metres (9,800 feet).  Lakes and rivers cover 1% of the land.  Most of the rivers are swift and seldom navigable, but many are valuable sources of hydro-electric power.  The climate is temperate and relatively mild.

New Zealand’s resident population at 30 June 2009 was estimated at 4,315,800.  With an estimated population of 1,436,400 people, the Greater Auckland Region is home to 33 out of every 100 New Zealanders and is the fastest growing region in the country.

New Zealand has a highly urbanised population with around 72% of the resident population living in urban entities with 30,000 or more people.  Over half of all New Zealanders (53%) live in the four main urban areas of Auckland (1,333,300), Hamilton (200,300), Wellington (386,000) and Christchurch (386,100).  The estimated resident population of the South Island reached 1,008,400 in 2007, exceeding one million for the first time.  The population of the South Island was estimated at 1,027,500 as at 30 June 2009.  The South Island’s Canterbury region is the second fastest-growing region after Auckland.

The population is heavily concentrated in the northern half of the North Island (52%), with the remaining population evenly spread between the southern half of the North Island (24%) and the South Island (24%).

Form of Government

New Zealand is a sovereign state with a democratic parliamentary government based on the Westminster system.  Its constitutional history dates back to the signing of the Treaty of Waitangi in 1840, when the indigenous Maori people ceded sovereignty over New Zealand to the British Queen.  The New Zealand Constitution Act 1852 provided for the establishment of a Parliament with an elected House of Representatives.  Universal suffrage was introduced in 1893.  Like Canada and Australia, New Zealand has the British monarch as titular Head of State.  The Queen is represented in New Zealand by the Governor-General, appointed by her on the advice of the New Zealand Government.

As in the United Kingdom, constitutional practice in New Zealand is an accumulation of convention, precedent and tradition, and there is no single document that can be termed the New Zealand constitution.  The Constitution Act 1986 has, however, updated, clarified and brought together in one piece of legislation the most important constitutional provisions that had been enacted in various statutes.  It provides for a legislative body, an executive and administrative structure and specific protection for the judiciary.

Legislative power is vested in Parliament, a unicameral body designated the House of Representatives.  It currently has 122 members, who are elected for three-year terms through general elections at which all citizens and permanent residents over 18 years of age are entitled to vote.  Authority for raising revenue by taxation and for expenditure of public money must be granted by Parliament.  Parliament also controls the government by its power to pass a resolution of no confidence or to reject a government proposal made a matter of confidence, in which event the government would be expected to resign.

The executive government of New Zealand is carried out by the Executive Council.  This is a formal body made up of the Cabinet and the Governor-General, who acts on the Cabinet’s advice.  The Cabinet itself consists of the Prime Minister and his/her Ministers, who must be chosen from among elected Members of Parliament.  Each Minister supervises and is responsible for particular areas of government administration.  Collectively, the Cabinet is responsible for all decisions of the government.

As a result of a referendum held in conjunction with the 1993 election, New Zealand changed from a “First Past the Post” (FPP) system of electing Members of Parliament to a “Mixed Member Proportional” (MMP) system of proportional representation.  MMP is similar to the German Federal system of election to the Lower House.  Under MMP, the total number of seats each party has in Parliament is proportional to that party’s share of the total list vote.  Around half of all Members of Parliament are elected directly as electorate representatives as under the FPP system.  The remaining members are chosen by the parties from party lists. This change was put in place for the 1996 election.  The government has announced that a referendum on the future of MMP will be held in conjunction with the 2011 election.

At the last six general elections, the distribution of seats in Parliament among the principal parties was as follows:

	1993	1996	1999	2002	2005	2008
National Party	50	44	39	27	48	58
Labour Party	45	37	49	52	50	43
Green Party	—	—	7	9	6	9
ACT New Zealand	—	8	9	9	2	5
Maori Party*	—	—	—	—	4	5
Progressive Party	—	—	—	2	1	1
United Future Party	—	1	1	8	3	1
New Zealand First	2	17	5	13	7	—
Other	2	13	10	—	—	—
TOTAL	99	120	120	120	121	122

*The Maori Party was formed in 2004, led by a former Labour Party MP.  Following a by-election, the Maori Party had one seat in Parliament and the Labour Party 51.  The Maori Party won four electorate seats at the next general election in September 2005, one more than it was entitled to according to its share of party votes, thereby creating an “overhang” of one seat.  In 2008, the Maori Party won five electorate seats, creating an overhang of two seats in Parliament.

Following the general election in November 2008, seven political parties are represented in Parliament.  The National Party formed a minority Government after the election with support agreements with  ACT, United Future  and the Maori Party.  The  Honourable John Key, the Leader of the National Party, is Prime Minister and the Honourable Bill English, Deputy Leader of National, is Deputy Prime Minister.

The judicial system in New Zealand is based on the British model.  By convention and the Constitution Act 1986, the judiciary is independent from the executive.

Social Framework

New Zealand has a high degree of social and political stability and a modern social welfare system which includes universal entitlement to primary and secondary education and subsidised access to health services for all residents.   The population is mainly European, with around 80% of residents designating themselves as being of European descent, 14.6% as New Zealand Maori, 6.9% as Pacific Islanders, 9.2% as Asian and 0.9% as other.  (Note:  Census respondents are able to give multiple responses to ethnicity questions, hence the number of responses is greater than the total population).  There is a high incidence of intermarriage among these groups.  The majority of Europeans are of British descent, while the New Zealand Maori are of the same ethnic origin as the indigenous populations of Tahiti, Hawaii and several other Pacific Islands.

The principal social services financed by the government are health and education, income support for low and middle income families, and a range of benefits and pensions, including New Zealand Superannuation and the unemployment, single parent, sickness and invalid benefits.  The publicly-funded social services are augmented by privately-financed schools, health services, pension plans and philanthropic services.

The Treaty of Waitangi

The Treaty of Waitangi is regarded as a founding document of New Zealand.  First signed at Waitangi on 6 February 1840, the Treaty is an agreement between Maori and the British Crown and affirms for Maori their status as the indigenous people of New Zealand.

The Treaty comprises three articles.  The first grants to the Queen of England the right to “govern” New Zealand while the second article guarantees Maori possession of their lands, forests, fisheries and other resources.  The third and final article gives Maori all the citizenship rights of British subjects.  There are outstanding claims by Maori that the Crown has breached the Treaty, particularly the guarantees under the second article.  Since 1992, the government has developed processes and polices to enable the Crown and Maori to settle any Treaty of Waitangi claim relating to events before September 1992.

Foreign Relations and External Trade

New Zealand foreign policy seeks to influence the international environment to promote New Zealand’s interests and values, and to contribute to a stable, peaceful and prosperous world.  In seeking to make its voice heard abroad, New Zealand aims to advance and protect both its security and prosperity interests.

Trade is essential to New Zealand’s economic prosperity.  Exports of goods and services make up over 30% of New Zealand’s GDP.  New Zealand’s trade interests are well diversified: Australia, North America, the European Union, and East Asia each take between 15% and 30% of New Zealand’s exports.  While New Zealand exports a broad range of products, it remains reliant on exports of commodity-based products as a main source of export receipts and relies on imports of raw materials and capital equipment for industry.

New Zealand is committed to a multi-track trade policy which includes the following measures:

•                  multilateral trade liberalisation through the World Trade Organisation (WTO);

•                  regional co-operation and liberalisation through active membership of such fora as the Asia Pacific Economic Cooperation (APEC) and the East Asian Summit;

•                  a focus on building regional relationships through various policy initiatives; and

•                  plurilateral trade arrangements such as

•                  the Closer Economic Relations (CER) agreement with Australia (signed in 1984);

•                  bilateral agreements with Singapore, Thailand, China and Malaysia;

•                  the Trans-Pacific Strategic Economic Partnership Agreement (previously known as P4) with Singapore, Chile and Brunei:

•                  the ASEAN-Australia-New Zealand Free Trade Agreement;

•                  recently concluded negotiations with the Gulf Cooperation Council and Hong Kong;

•                  current negotiations underway with Korea;.

•                  the recently announced Trans-Pacific Partnership negotiations which include the United States, Australia, Peru, Vietnam (as an observer) and the original P4 countries;

•                  the PACER (Pacific Agreement on Closer Economic Relations) Plus negotiations, with a focus on economic development within the Pacific; and

•                  proposed FTA negotiations with India.

New Zealand remains committed to a reduction of world-wide trade barriers.  Tariffs have been systematically reduced and quantitative controls on imported goods eliminated.  Currently around 95% of goods come into New Zealand tariff free, including all goods from Least Developed Countries.

New Zealand was active in laying the foundations for the Doha round of WTO negotiations.  Agriculture and services are of prime importance to the New Zealand economy and agriculture in particular is central to the Doha negotiations.  New Zealand will be working with other like-minded countries to reduce barriers to trade in goods and services and provide improved market access for New Zealand exporters.

New Zealand, as a member of APEC, is committed to achieving APEC’s goals of free trade and investment in the region.  Asia-Pacific regional linkages remain at the core of New Zealand’s political and economic interests.  The countries of APEC take more than 70% of New Zealand’s exports.  They provide over 65% of New Zealand’s tourist visitors and approximately 70% of New Zealand’s investment.

New Zealand is a long-standing member of the Organisation for Economic Cooperation and Development (OECD), the International Monetary Fund (IMF) the World Bank, the Asian Development Bank (ADB) and the World Trade Organisation (WTO).

Environmental Policy

The New Zealand government recognises that sustainable development principles should underpin its economic, social and environmental policies both domestically and internationally.  “Sustainable development” integrates concern for social, economic and environmental issues, taking into account the long-term as well as short-term effects of policy decisions.

New Zealand’s low population and limited industrial base means that environmental issues are generally less severe than those in many other industrialised countries.  Many of the big environmental issues for New Zealand in the first decade of the 21st century are also economic and public health issues.  More sustainable use of water, managing marine resources, reducing waste and improving energy efficiency are all essential for creating wealth and quality of life as well as for environmental sustainability.  However, the decline of the country’s unique plants, animals and ecosystems is New Zealand’s most pervasive environmental issue.  Programmes are in place or under further development in all these areas.

More broadly, the Resource Management Act provides a national framework for addressing environmental issues, with local government having the major responsibility for planning and environmental approvals at a local level.  During 2009, the new government passed legislation to amend the Act in order to streamline and simplify processes and reduce costly delays for developers and investors while still maintaining necessary environmental protections.

A particular challenge for New Zealand relates to determining the most appropriate way forward in relation to climate change.  This has both an international and a domestic perspective.  New Zealand is a small country with a unique emissions profile as a result of the prominent place that land-use industries hold in the New Zealand economy.  Particular challenges relate to abating agricultural emissions, which make up nearly 50% of New Zealand’s greenhouse gas emissions.  New Zealand could be affected by significant climatic change and the government is therefore committed to assisting in the international climate change dialogue.

In 2008, the previous government introduced an emissions trading scheme for greenhouse gas emissions.  In November 2009, the new government passed legislation making a number of changes to the New Zealand Emissions Trading Scheme. The government’s intentions were to better balance the economic impacts of the scheme with its environmental objectives and to more closely align the approach with that of New Zealand’s major trading partners, most notably Australia

THE ECONOMY OF NEW ZEALAND:  OVERVIEW

Introduction

New Zealand has a small open economy which operates on free market principles.  It has sizable manufacturing and service sectors complementing a highly efficient agricultural sector.  New Zealand is highly dependent on the primary sector with commodities accounting for around half of total goods exports.  Exports of goods and services account for around one third of real expenditure GDP.

Recent Economic Performance and Outlook

Between 2000 and 2007, the New Zealand economy expanded by an average of 3.5% each year as private consumption and residential investment grew strongly.  Annual inflation averaged 2.6%, within the Reserve Bank’s 1% to 3% target range, while the current account deficit averaged 5.8% of GDP over this period.

The New Zealand economy entered recession in early 2008, before the effects of the global financial crisis set in later in the year. A drought over the 2007/08 summer led to lower production of dairy products in the first half of 2008.  Domestic activity slowed sharply over 2008 as high fuel and food prices dampened domestic consumption while high interest rates and falling house prices drove a rapid decline in residential investment.

The outlook for the New Zealand economy deteriorated sharply following the intensification of the global financial crisis in September 2008.  Similar to experiences across advanced economies, business and consumer confidence plummeted as uncertainty dominated the global financial and economic environment.  In addition, local banks’ access to funding in overseas markets was temporarily curtailed at the height of the crisis.  Economic activity contracted 0.9% in the December quarter 2008, with production GDP affected by a reduction in manufacturing, construction and wholesale and retail trade.  On the expenditure side, investment fell sharply while the extent of uncertainty in the global economy was evident in large declines for both services and goods exports.  Overseas importers ran down stocks in the face of the uncertainty, while inbound tourism continued to weaken as fears around job security and declining incomes weighed on decisions to travel.

The government and the Reserve Bank responded to the crisis with a range of measures designed to alleviate its effects.  The Reserve Bank lowered the Official Cash Rate (OCR) from its level of 8.25% over the year to July 2008 to a low of 2.5% at the end of April 2009.  The Reserve Bank also introduced a range of facilities to ensure that adequate liquidity was available to the banking sector.  The government introduced retail and wholesale bank guarantees aimed at restoring confidence in the banking sector and providing banks with improved access to wholesale funding.  The Labour-led government proceeded with personal income tax cuts on 1 October 2008 and the new National-led government, which came to power in November 2008, introduced further tax reductions effective from 1 April 2009.

Other measures were also taken by the new government in December 2008 aimed more directly at alleviating the effects of the downturn, including:

•                  an accelerated package of ‘ready-to-roll’ infrastructure projects spanning the housing, transport, education and energy sectors at an estimated cost of almost $500 million; and

•                  a temporary relief package designed to assist small and medium-sized businesses (which make up the largest proportion of New Zealand businesses) in order to reduce compliance costs and improve the business environment in the face of the crisis.

Global uncertainty intensified in the March quarter 2009, as the global crisis extended and the New Zealand economy fell a further 0.8% from the previous quarter, resulting in a 1.4% decline in annual average terms. As in the December quarter 2008, manufacturing fell sharply, along with wholesale and retail trade.  New Zealand’s manufacturing and export sectors were affected less by the global financial crisis than many other countries, partly because of the country’s dependence on primary commodity exports, which remained in demand even though world prices fell in most cases, and because the main market for manufactured exports, Australia, was also less affected by the global financial crisis.  On the expenditure side, private consumption fell 1.2% - the largest quarterly decline since 1991 — while weak domestic demand was reflected in a third consecutive fall in both goods and services imports, with total imports down 20% from their peak in June 2008.

Mid-March 2009 marked a turning point in global sentiment, as equity markets around the world rallied from exceptionally low levels and risk aversion began to wane.  The Reserve Bank made its seventh consecutive reduction in the OCR in April 2009, lowering official rates to 2.5%, 575 basis points lower than the July 2008 peak.  Borrowing rates fell in line with reductions in official rates, with fixed mortgage interest rates reaching historic lows in early 2009.  At the same time, net permanent and long-term migration increased sharply, with arrivals remaining strong while departures plummeted as job prospects offshore continued to deteriorate.

The combination of exceptionally low fixed mortgage interest rates and rapidly increasing net migration led to house prices increasing in the June 2009 quarter, after having declined 9.8% from the December 2007 peak.  Renewed optimism in the global economic situation resulted in a sharp increase in business confidence, helping the economy record modest positive growth of 0.2% in the three months to June. This quarterly expansion marked the end of a five-quarter recession which began in the March quarter 2008, during which the New Zealand economy contracted a cumulative 3.3%.  The depth of the recession compared favourably with other nations in the OECD, with New Zealand seventh least affected out of the 30 member nations.

The economy again grew modestly in the September quarter 2009, with production GDP up 0.2%. The small increase was largely due to increased primary production (particularly mining) offsetting further declines in manufacturing and construction. The expenditure measure of GDP also increased 0.2% in the September 2009 quarter, as strong private consumption more than offset weakness in exports and investment.

The decline in business investment in plant and machinery had been particularly sharp since the second half of 2008, down 14.7% in September 2009 on an annual average basis.  This large decline reflected the lagged impact of the weaker dollar and the uncertain economic environment, which, along with soft domestic demand, meant annual average import growth fell 16.5% in September 2009. Imports are expected to recover in the near term, as both business and consumer confidence flows through to greater demand for investment and consumption goods.

The Trade Weighted Index (TWI), which is a basket of exchange rates for New Zealand’s major trading partners, began retreating from historically high levels in March 2008, as the market assessed monetary policy in New Zealand shifting towards a loosening bias and a weaker outlook for growth.  With prospects for the New Zealand economy continuing to weaken, the deteriorating global economy led to further downward momentum, with reduced risk appetites leading to a 25% fall in the TWI in the year to March 2009.  As the outlook for global growth became more optimistic, the US dollar weakened and risk appetite returned, particularly for commodities.  As a result, the TWI appreciated rapidly from early 2009, rising to 65.5 in September 2009, but still well below the earlier peaks of over 76 in mid-2007.

The terms of trade reached a 33-year high in March 2008 and remained elevated throughout the remainder of the year, owing to previously record-high commodity prices continuing to be reflected in export prices, particularly for dairy products, the supply of which had been sharply reduced due to the 2007/08 drought.  The terms of trade fell over the first half of 2009, as significantly lower export prices for dairy products more than offset lower import prices, particularly for oil.  The terms of trade are forecast to increase from the end of 2009, reflecting recent rapid commodity price increases, particularly for dairy, as the global economy continues to strengthen.

The services balance increased during 2009, as exports remained more resilient than imports, resulting in a small surplus in the September quarter.  The goods balance also went into surplus in early 2009 for the first time in six years and stood at $734 million for the September quarter.  Similarly, the investment income deficit narrowed in the year to September 2009, reflecting lower income payments to overseas-owned firms operating in New Zealand.  As a result, the current account deficit fell from 8.9% of GDP in September 2008 to 3.1% in September 2009.  The deficit is expected to have narrowed to 2.8% by the end of 2009, reflecting a further shrinking of the investment income deficit and exports growing stronger than imports.  The deficit is expected to rise gradually as a proportion of GDP over the medium term in line with increased demand for imported goods and higher domestic interest rates.

Annual CPI inflation increased to 5.1% in September 2008, largely driven by higher fuel and food prices, before retreating to within the Reserve Bank’s 1% to 3% target band in early 2009.  In December 2009, annual inflation measured 2.0%, with weakening resource pressures driving in non-tradables inflation to its lowest increase in eight years (2.3%).  Inflation is expected to increase slightly and remain above 2% per annum over the medium term, reflecting continuing spare capacity in the economy, offset in part by an expected decline in the value of the currency.

The weaker trading environment over 2008 and early 2009 led to firms reducing their demand for labour.  The unemployment rate rose from a record low 3.5% in late 2007 to 7.3% in December 2009 and is expected to remain above 7% throughout most of 2010, as firms increase hours for existing staff (which were significantly reduced during the downturn), before increasing staff levels again.

The New Zealand Treasury expects annual average growth in the economy to improve from the -2.2% recorded in September 2009 to -0.4% in March 2010 and 2.4% in March 2011, driven by a recovery in domestic demand.  In its October 2009 World Economic Outlook, the International Monetary Fund also projected an annual decline in GDP of 2.2% for 2009, followed by growth of 2.2% in 2010 and increasing to 3.3% for 2014.  The Organisation for Economic Cooperation and Development projects, in its November 2009 Economic Outlook No. 86, a decline in GDP of 0.7% in 2009 followed by growth of 1.5% in 2010 and 2.7% in 2011. Similarly, in its Global Economic Prospects report released in January 2010, the World Bank forecasts a decline in GDP of 0.7% for 2009, followed by growth of 1.5% in 2010 and 2.1% in 2011.

In addition to stronger residential investment resulting from the housing market recovery, the Treasury expects stronger consumer confidence and a higher population base to have a positive impact on private consumption in the near term.  Further out, the strengthening global economy and a lower exchange rate are forecast to result in stronger export volumes driving economic growth. A large proportion of the risks and uncertainties around the outlook for New Zealand relate to the global economic outlook, especially around global financial markets and international commodity prices.  If global growth falters and credit conditions tighten again, both businesses and households will be adversely affected.  New Zealand’s performance through the crisis has, however, demonstrated a degree of resilience, with no major bank failures, only a moderate fall in GDP from peak to trough, and with modest growth resuming from the June 2009 quarter.  Risks remain around a resumption in domestic demand in the near term, particularly if the labour market deteriorates more rapidly than anticipated.  The path taken by the exchange rate is an additional source of uncertainty.

Fiscal Policy

Prudent Fiscal Management:  The Public Finance Act 1989

In 1994, the Government enacted the Fiscal Responsibility Act.  The Act was intended to assist in achieving consistent, good quality fiscal management over time, which would enable the Government to make a major contribution to the economic health of the country and be better positioned to provide a range of services on a sustained basis.  This Act has now been repealed but its provisions have largely been incorporated into Part 2 of the Public Finance Act 1989.

Part 2 requires the Crown’s financial reporting to be in accordance with New Zealand Generally Accepted Accounting Practice.  The primary fiscal indicators are the operating balance, debt and net worth.

Part 2 requires the Government to pursue its policy objectives in accordance with the principles of responsible fiscal management set out in the Act.  These include:

•                  reducing debt to prudent levels to provide a buffer against future adverse events;

•                  maintaining, on average, operating balance once prudent debt levels are reached i.e., the Government is to live within its means over time, with some scope for flexibility through the business cycle;

•                  achieving and maintaining levels of net worth to provide a buffer against adverse events;

•                  managing the risks facing the Crown; and

•                  pursuing policies that are consistent with a reasonable degree of predictability about the level and stability of future tax rates.

Key Fiscal Indicators

An extended period of growth led to a strong fiscal position for the government in the 2007/08 year.  However, the recession that began in New Zealand in the first quarter of 2008 resulted in revenue decreases and expenditure increases which weakened the fiscal position in the 2008/09 year.

Operating Balance:  Following a prolonged period of fiscal deficits, New Zealand achieved surpluses in 1993/94 and remained in surplus until 2007/08.

In 2008/09, the operating balance was a deficit of $10.505 billion.  The December 2009 Half-year Economic and Fiscal Update forecasts for the operating balance for 2009/10, 2010/11, 2011/12, 2012/13 and 2013/14 are for deficits of $4.8 billion, $5.1 billion, $4.2 billion, $3.7 billion and $2.7 billion respectively.

Core Crown operating expenses as a percentage of GDP fell to 31.8% in 2007/08 before rising again to 35.5% in 2008/09.  Expenses are controlled through output budgeting, accrual reporting and decentralised cost management.

Net debt:  Net debt fell to 6% of GDP in 2007/08 but rose to 9.5% of GDP in 2008/09 as a result of additional borrowing undertaken to offset the government’s operating deficit.

Net worth:  After a prolonged period of increases, net worth decreased during 2008/09 from $105.5 billion at the end of June 2008 to $99.5 billion in June 2009 as a result of the operating deficit, offset by asset revaluations.

Fiscal Objectives

The government revised the long-term fiscal objectives in the 2009 Fiscal Strategy Report published with the 2009 Budget.  The Fiscal Strategy Report also re-specified the long-term debt objective in ‘net debt’ terms.  Net debt is seen as providing a more complete guide to the fiscal constraint because it is determined by the level of gross debt and financial assets.  The net debt indicator is less affected by operational issues that have affected the interpretation of gross debt (e.g. increases in the amount of settlement cash deposited with the Reserve Bank for monetary policy purposes).  Nonetheless, the definition of net debt adopted in the Fiscal Strategy Report differs from that previously reported in that it no longer includes advances (e.g., student loans) as a financial asset.

The revised long-term debt objective allows an increase in debt over the short to medium term in response to the economic and financial crisis.  However, the government considers that this increase needs eventually to be reversed, and so the objective also requires net debt to remain consistently below 40% of GDP, and to return to around 30% of GDP no later than the early 2020s.  Over the longer term, the government considers that it is prudent, given the nature of economic shocks likely to be faced by New Zealand, to have net debt closer to 20% of GDP.

The revised long-term objective for the operating balance aims for a return to an operating surplus sufficient to meet the government’s net capital requirements (including contributions to the New Zealand Superannuation Fund) and ensure consistency with the debt objective.

Direct Public Debt

Prior to March 1985, successive governments had borrowed under a fixed exchange-rate regime to finance the balance of payments deficit.  Since the adoption of a freely floating exchange-rate regime, governments have undertaken new external borrowing only to rebuild the nation’s external reserves and to meet refinancing needs.

Direct public debt increased by a net amount of $9,384 million including swaps between 1 July 2008 and 30 June 2009.  This increase was due to a net increase in internal debt of $7,254 million and an increase in external debt of $2,310 million, principally due to increased issuance of Treasury bills and government domestic bonds to meet the government’s funding requirements in the wake of the international credit crisis.  (The increase in external debt arose through increases in collateral and the impact of foreign-currency swaps.)

Government gross direct debt amounted of 23.1% of GDP in the year ended June 2009, up from 17.7% the previous year.

National Accounts

In the year to September 2009, the New Zealand economy recorded annual average annual GDP growth of -2.2%.  Growth in the September quarter was 0.2% following growth of 0.2% in the June quarter and -0.8% in the March quarter.

Gross Domestic Product and Gross National Expenditure (1)

The following table shows Gross Domestic Product and Gross National Expenditure in nominal terms for the last five March years:

Year ended 31 March	2005	2006	2007	2008	2009
	(dollar amounts in millions)
Compensation of Employees	64,483	69,394	73,453	77,567	80,669
Net Operating Surplus	48,238	49,168	50,373	56,410	54,889
Consumption of Fixed Capital	20,272	21,909	23,554	25,248	26,976
Indirect Taxes	19,197	20,384	21,544	22,634	23,167
Less Subsidies	490	581	596	599	899
Gross Domestic Product	151,701	160,273	168,328	181,259	184,802

Final Consumption Expenditure
General Government	26,363	28,702	31,105	33,848	36,798
Private	89,297	95,498	100,557	105,515	108,401
Physical Increase in Stocks	1,644	1,100	68	1,408	909
Gross Fixed Capital Formation	35,425	38,556	38,993	41,667	40,083
Gross National Expenditure	152,729	163,856	170,724	182,439	186,190

Exports of Goods and Services	43,504	43,932	48,276	51,536	56,916
Less Imports of Goods and Services	44,533	47,515	50,671	53,148	59,370
Expenditure on Gross Domestic Product	151,700	160,273	168,328	180,827	183,737

(1) 2009 data estimated.  Prior years’ data revised

Gross Domestic Product by Production Group (1)

The following table shows Gross Domestic Product by major industries at constant 1995/96 prices.

Year ended 31 March	2005	2006	2007	2008	2009	2009 % of Total
		(dollar amounts in millions)
Finance Insurance & Business Services, etc	32,615	33,996	35,025	36,228	36,793	27.6%
Manufacturing	19,573	19,684	18,597	18,597	17,612	13.2%
Personal & Community Services	14,822	15,124	15,216	15,504	15,947	11.9%
Transport & Communication	12,903	13,387	13,536	14,304	14,334	10.7%
Retail, Accommodation, Restaurants	9,406	9,826	10,098	10,410	10,042	7.5%
Wholesale Trade	9,824	10,077	10,090	10,523	9,973	7.5%
Govt Administration & Defence	5,201	5,492	5,954	6,374	6,673	5.0%
Agriculture	6,143	6,504	6,647	6,472	6,310	4.7%
Construction	6,190	6,501	6,331	6,592	6,010	4.5%
Fishing, Forestry, Mining	2,634	2,755	2,709	3,419	3,335	2.5%
Electricity Gas & Water	2,526	2,441	2,602	2,509	2,522	1.9%
Gross Domestic Product	126,393	130,383	131,500	135,367	133,486	100.0%
Annual Average % change	3.7	3.2	0.9	2.9	-1.4
Primary Industries	8,866	9,359	9,451	10,051	9,801	7.3%
Goods Producing Industries	28,323	28,651	27,679	27,833	26,305	19.7%
Services Industries	84370	87505	89609	92898	93504	70.0%

(1)  2008 data estimated.  Prior year’s data revised.

Prices and Costs

Consumer price inflation declined over the 1990s as monetary policy directed at maintaining price stability (introduced in 1989) took effect.  Since September 1991, inflation has averaged 2.2% per annum.  Inflation peaked at 5.1% in the year to September 2008 as a result of high fuel and food prices , before easing back to within the Reserve Bank’s 1% to 3% target band during 2009.

Patterns of inflation vary between internationally tradeable and non-tradeable goods and services.  Continued strength in the housing market and high energy costs, coupled with high capacity utilisation, contributed to non-tradables inflation averaging 4.3% from 2004 to 2007.  A weakening housing market contributed to lower growth in residential construction costs and rents by the end of 2008, while easing capacity constraints reduced pricing pressures across the non-tradeables sector more generally, with annual non-tradeables inflation falling to an 8-year low of 2.3% in December 2009.

Tradables inflation remained low through to the end of 2007 due to the high New Zealand dollar relative to historical levels.  Rapidly rising oil prices over the first half of 2008, coupled with increased food prices, resulted in higher tradables inflation through until September 2008, when it peaked at 6.3% on an annual basis.  Since then, tradeables inflation has eased considerably, with the most significant downward contribution coming from lower fuel prices, resulting in annual tradeable inflation of 1.5% in the year to December 2009.

Annual inflation measured 2.0% in the year to December 2009.  Inflation is expected to increase slightly, in line with the economic recovery, but remain within the Reserve Bank’s target on average over the medium term.  The moderate inflation outlook reflects higher tradeables inflation (owing to an expected lower exchange rate), offset by lower non-tradeables inflation (reflecting continuing spare capacity in the economy).

A weakening exchange rate, coupled with record-high oil prices, drove producer price inflation for inputs up from 0.7% in June 2007 to 13.6% in September 2008.  In the year to September 2009, the rate of producer price inflation eased rapidly to 5.8%, reflecting significantly lower oil prices.  Input price inflation is expected to remain subdued in the near term, reflecting the rapid appreciation of the currency since March 2009.

Wage growth trended upwards in the eight years to 2008, reflecting a tight labour market and a period of higher than average inflation.  Growth in the index of salary and ordinary-time wage rates peaked at a record 3.9% in the year to September 2008 before declining rapidly over the following year, recording just 2.1% in the year to September 2009.  Growth rates are expected to continue to soften over 2010 and remain under 3% in the medium term, consistent with unemployment remaining higher than in recent years and the expected modest inflation over the forecast horizon.

.The following table shows on a quarterly basis the Terms of Trade Index, the Producers Price Index, the Consumers Price Index, and the Labour Cost Index and, in each case, the percentage change over the same quarter of the previous year:

		Terms of Trade Index (1)		Producers Price Index (2)		Consumers Price Index (3)		Labour Cost Index (4)
2005	March	1,105	4.5%	1,185	3.7%	953	2.8%	875	2.5%
	June	1,091	1.0%	1,210	3.9%	962	2.8%	881	2.6%
	September	1,087	0.9%	1,240	5.4%	973	3.4%	891	3.1%
	December	1,060	-1.9%	1,251	5.5%	979	3.2%	898	3.1%
2006	March	1,069	-3.3%	1,264	6.7%	985	3.3%	904	3.2%
	June	1,097	0.5%	1,301	7.5%	1,000	4.0%	909	3.2%
	September	1,073	-1.3%	1,319	6.4%	1,007	3.5%	919	3.2%
	December	1,100	3.8%	1,305	4.3%	1,005	2.6%	927	3.2%
2007	March	1,117	4.5%	1,296	2.5%	1,010	2.5%	932	3.2%
	June	1,122	2.3%	1,312	0.8%	1,020	2.0%	938	3.2%
	September	1,163	8.4%	1,344	1.9%	1,025	1.8%	947	3.1%
	December	1,197	8.8%	1,361	4.3%	1,037	3.2%	957	3.2%
2008	March	1,247	11.6%	1,390	7.3%	1,044	3.4%	964	3.4%
	June	1,242	10.7%	1,473	12.3%	1,061	4.0%	972	3.6%
	September	1,230	5.8%	1,527	13.6%	1,077	5.1%	984	3.9%
	December	1,218	1.8%	1,493	9.7%	1,072	3.4%	991	3.6%
2009	March	1,185	-5.0%	1,455	4.7%	1,075	3.0%	997	3.4%
	June	1,074	-13.5%	1,455	-1.2%	1,081	1.9%	1,000	2.9%
	September	1,061	-13.7%	1,439	-5.8%	1,095	1.7%	1,005	2.1%
	December	N/A	N/A	N/A	N/A %	1,093	2.0%	1009	1.8%

(1)                        Base: June quarter 2002=1000

(2)                        All industry inputs. Base: December quarter 1997=1000

(3)                        Base: June quarter 2006 = 1000

(4)                        All industry ordinary time salary and wage. Base: June quarter 2001 = 1000

Labour Markets

New Zealand has a decentralised labour market.  Enterprise bargaining predominates in the negotiation of the terms and conditions of employment.  The Employment Relations Act 2000 provides the statutory framework that supports the building of productive employment relationships.  The legislation promotes collective bargaining in various ways, such as providing that only unions and employers can be parties to collective agreements, and giving employees the right to strike in pursuit of multi-employer contracts.  It also requires the parties to employment relationships (unions, individual employees and employers) to deal with each other in good faith.

At the same time, individual choice is protected in terms of freedom of association and union membership, and the choice of collective and individual employment agreements.  The legislation promotes mediation to assist in the early resolution of workplace disputes.

In 2004 and 2006, the government made amendments to strengthen the Act to ensure it is better able to achieve its key objectives of promoting good faith, collective bargaining and the effective resolution of employment relationship problems.  The amendments also provide protective measures for employees affected by the sale, transfer or contracting out of businesses.

A set of minimum employment standards also underpins employment relationships and protects the more disadvantaged in the workforce.  Legislation here includes the Minimum Wage Act, the Equal Pay Act, the Holidays Act and the Parental Leave and Employment Protection Act.

Employment grew strongly prior to 2009, with annual growth averaging 2.4% over the four years to September 2008.  More recently, the lagged effects of the weakening economy have flowed through to lower demand for labour, with employment contracting 2.4% in the year to December 2009.  As the economy cooled, the unemployment rate increased sharply from a record low of 3.5% in December 2007 to 7.3% in December 2009.  The unemployment rate is expected to remain above 7% during much of 2010 before gradually easing, consistent with modest economic growth in the medium term.

The labour force participation rate peaked at 69.1% in December 2008 before moderating to 68.1% in December 2009.  As unemployment rises in the near term, workers are expected to leave the workforce, driving the participation rate lower to 66.0% by the end of 2011.  Rising employment is expected to flow through to higher participation in later years, although with a lagged effect.

Annual growth in labour productivity peaked in March 2008 at 3.7% before contracting by 3.7% in March 2009.  Productivity rebounded sharply in the year to June 2009 (up 1.5%) and is expected to continue to recover in the short term as employers absorb currently under-utilised labour.  Further out, productivity growth is likely to slow but remain positive as firms’ demand for labour begins to reflect the pick-up in economic activity.

New Zealand’s relatively high rate of job turnover and of firm creation and destruction suggests that there are few regulatory and institutional impediments to employment, investment and innovation.  Government policy is directed to building up skill levels in the workforce and to addressing skill shortages.

INDUSTRIAL STRUCTURE AND PRINCIPAL ECONOMIC SECTORS

Primary Industries

The agricultural, horticultural, forestry, mining and fishing industries play a fundamentally important role in New Zealand’s economy, particularly in the export sector and in employment.  Overall, the primary sector accounts for 7.1% of GDP and contributes over 50% of New Zealand’s total export earnings.

Agriculture and Horticulture

Agriculture directly accounts for around 5% of GDP, while the processing of primary food products accounts for a further 2.9%.  Downstream activities, including transportation, rural financing and retailing related to agricultural production, also make important contributions to GDP.

The importance that agriculture plays in the New Zealand economy has been highlighted by the impact of fluctuations in dairy prices over the past couple of years.  In late 2007,Rising demand from developing countries and supply constraints helped push dairy prices to their highest ever level in both world and New Zealand-dollar terms.   As a result, disposable incomes were boosted, which in turn lifted spending and investment, driving the economy higher.

Prices for New Zealand’s key agricultural export commodities then turned down in 2008, gathering momentum as the financial crisis intensified and placing pressure on already soft domestic demand.  Commodity prices have since recovered rapidly and the dairy exporter, Fonterra, increased its forecast payout to dairy farmers for the 2009/10 season from an initial $4.55 per kilo of milkfat as at May 2009 to $6.05 in November. The upward revision reflects sharply rising dairy prices more than offsetting the appreciating dollar, as well as the expectation that the commodity price increases will be sustained. Prices for meat and wool have not rebounded to the same extent as dairy, but are considerably higher than lows briefly recorded earlier in 2009.

Horticultural crops have become increasingly important, with the principal crops being apples and kiwifruit.  Other significant export crops include wine, fresh and processed vegetables and seeds.  The value of horticultural exports is estimated to be around $3.3 billion per annum.

The following table shows sales of the principal categories of agricultural products for the years indicated, and as a percentage of agricultural sales for 2009.

Gross Agricultural Production (1)

Year ended 31 March	2005	2006	2007	2008	2009	2009 % of Total
	(dollar amounts in millions)
Dairy	5,518	4,642	5,220	9,949	8,503	36.7%
Agricultural services	2,433	2,879	3,123	3,234	3,444	14.9%
Cattle	2,209	2,078	2,167	2,069	2,608	11.3%
Sheepmeat	1,821	1,742	1,756	1,780	2,169	9.4%
Fruit	1,336	1,449	1,452	1,456	1,756	7.6%
Sales of live animals	789	1,006	1,087	1,090	1,351	5.8%
Vegetables	739	715	807	892	854	3.7%
Crops and seeds	374	334	423	448	464	2.0%
Wool	586	545	525	473	440	1.9%
Other farming	230	171	208	278	345	1.5%
Deer	187	210	249	256	320	1.4%
Other horticulture	276	278	280	280	268	1.2%
Non-farm income	221	205	224	291	249	1.1%
Pigs	157	164	166	161	181	0.8%
Poultry/eggs	137	135	148	161	166	0.7%
Value of livestock change	-77	85	-60	-82	29	0.1%
TOTAL GROSS REVENUE	16,936	16,638	17,775	22,736	23,147	100.0%

(1) All data estimated.

Forestry

Forestry and logging makes up around 1.1% of GDP and is the basis of an important export industry, with almost 70% of wood from the planted production forests eventually being exported in a variety of forms, including logs, wood chips, sawn timber, panel products, pulp and paper, and further manufactured wooden products, including wooden furniture.

For the year ended December 2009, the value of exports of forestry products was $3,250 million (f.o.b.), 8.1% of New Zealand’s total merchandise exports.  For the year to June 2009, China and Korea were the largest markets for log exports at $430 million and $290 million respectively, while the US, Australia and Japan continue to be important destinations for the export of sawn timber.

New Zealand’s climate and soils are well-suited to the growth of planted production forests.  These forests cover an area of 1.8 million hectares and produce over 99% of the country’s wood.  Radiata pine, which makes up 89% of the plantation estate, matures in 25 to 30 years, more than twice as fast as in its natural habitat of California.  This species has had considerable research investment and has demonstrated its versatility for a wide range of uses.  The second most important species is Douglas fir, which makes up 6% of the planted forest area.

New Zealand’s total planted forest growing stock at 1 April 2008 was estimated at 446 million cubic metres.  For the year ended June 2009, an estimated 18.9 million cubic metres of wood were harvested from production forests. Of this, 7.6 million cubic metres were exported as logs and the balance was manufactured into a range of products, including 3.5 million cubic metres of sawn timber, 1.6 million cubic metres of wood panels (consisting of fibreboard, veneer, plywood and particleboard) and 1.5 million tonnes of wood pulp (made from harvested logs plus residues from sawmills).  The wood pulp was then exported as unprocessed pulp (824,000 tonnes) or manufactured into paper and paperboard (878,000 tonnes, including from recycled paper).

Forecasts indicate that annual wood availability could increase from the current level of 19 million cubic metres (year ended June 2009) to around 25 million cubic metres by 2016.  Market conditions and logistical constraints (availability of logging crews, transport capacity, and wood processing capacity) will dictate how quickly the additional wood is harvested.

Total forestry export revenues increased 11% in the year to June 2009.  This is largely due to growth in log exports, which experienced a 57.6% increase in export value in the year to June 2009. Demand for other wood products remained weak.  However, additional wood availability is expected to support additional exports as market conditions improve and commodity transport costs fall.

Fishing

New Zealand has an Exclusive Economic Zone (EEZ) of 3.1 million nautical square kilometres supporting a wide variety of inshore fish, some large deep-water fin fish, squid and tuna.  New Zealand’s unpolluted coastal waters are also well-suited to aquaculture.  The main species farmed are Pacific oyster, green-lipped mussels and quinnat salmon.

Fishing is a major New Zealand industry and an important merchandise export earner.  Fish and other seafood accounted for $1,249 million in export revenues in the year ended December 2009, about 3.1% of total merchandise exports.  The most important export species are green-lipped mussels, hoki, mackerel, squid and tuna.  Smaller volume but high value exports are rock lobster, abalone and orange roughy.  The main export markets are Hong Kong, Australia, the United States and Japan.

The conservation and management of the fisheries is based on a quota management system designed to protect the future sustainability of the fisheries while facilitating their optimum economic use.  The system uses markets, together with scientific assessments of fish stocks, to allocate fishing rights without arbitrarily restricting fishing methods.

Energy and Minerals

New Zealand has significant natural energy resources, with good reserves of coal, natural gas and oil/condensate, extensive geothermal fields, and a geography and climate which have supported substantial hydro-electric development.  The main minerals mined, in addition to coal, are gold, silver, ironsands, various industrial minerals and gravel for construction.

Programmes for the exploitation of New Zealand’s energy resources were accelerated after the first oil shock in 1973.  Oil and gas exploration was increased and energy conservation programmes were developed and promoted.  As a result, New Zealand is able to meet a significant proportion of its overall energy requirements.  More recently there has been a renewed interest in the development of energy and mineral resources to contribute to economic growth, including the issuance of new licences for the exploration of significant offshore oil prospects.

Natural Gas:  Natural gas is currently produced from 16 fields and wells in the Taranaki region of the North Island, with production dominated by the inshore Pohokura oil and gas field, which commenced production in 2006, the long-standing offshore Maui field and smaller onshore fields.  There are three main uses for gas in New Zealand; electricity generation, petrochemical production and fuel for industrial and domestic purposes.

Gross natural gas production was 176 petajoules in the year to June 2009.  Natural gas production had declined sharply after the Maui field peaked in 2001, before stabilising through to early 2007.  Production has since increased with the continued development of new smaller and more diverse fields and the introduction of the Pohokura field.  The offshore Kupe oil and gas field, which was brought into production on 4 December 2009, is expected to provide around 15% of New Zealand’s annual gas requirements.

Oil:   New Zealand’s crude oil production was 2,360,000 tonnes in the year to June 2009 (almost triple that produced in 2006), of which 90% was exported.  New Zealand exports light crudes, while importing heavier crudes suited to its refining plant at Marsden Point.  Crude petroleum production has been increasing since the second half of 2006 when the Pohukara field commenced production.  The Tui Area Oil Fields, located in the offshore Taranaki basin, commenced commercial production in the middle of 2007.  New Zealand’s production of crude oil was further boosted in late 2008 as Maari, a new field located off the Taranaki coast, started production.  The Maari field reached full production in June 2009, around the same time that production from the Tui fields began to decline.  The value of mineral fuels exports was 4.8% of total exports in the year to December 2009.

Coal:  Coal is New Zealand’s most abundant energy resource with total in-ground resources estimated at about 15 billion tonnes.  Of this, 8.6 billion tonnes is judged to be economically recoverable from 42 coalfields.  Of this amount, 80% is relatively low-grade lignite, 15% is middle-grade sub-bituminous, and the remaining 5% is bituminous.  Lignite is used mainly for industrial fuel and sub-bituminous coal for industrial fuel, steel manufacture, electricity generation and domestic heating.  Bituminous coal, which is typically very low ash, low sulphur coking coal, is mainly exported for metallurgical applications.

In the year to June 2009, total coal production was 4.6 million tonnes, of which approximately 2.4 million tonnes of bituminous coal were exported.  Over 63% of national production is from two large opencast operations, at Rotowaro and Stockton on the West Coast of the South Island, owned by the State-Owned Enterprise (SOE), Solid Energy.  The new publicly listed Pike River coal mine began production in October 2008 with expected annual production of 1million tonnes per annum.The first export shipmentof Pike River coal to India left New Zealand on 19 February 2010.

Electricity:  In 1994, the government commenced a process for the restructuring of the state-owned electricity sector to promote greater economic efficiency in the electricity generation, distribution and retail industries.  As a result, the transmission and generation functions of the former SOE, the Electricity Corporation of New Zealand (ECNZ), were separated, with a new SOE, Transpower, undertaking the transmission functions.

The generation assets of ECNZ were later further separated, with approximately a third being privatised and now operating as Contact Energy, and the remainder being split into three competing SOEs; Meridian Energy, Genesis Power and Mighty River Power.

In 2003, the government established an Electricity Commission to govern the electricity industry.  This was triggered by the failure of the electricity industry to establish a self-governance regime as originally envisaged.  During 2009, the Government undertook a review of the electricity market and announced its conclusions in December of that year.  Some of the main proposals aimed at increasing retail competition and encouraging better management of scarce water resources are as follows.

•                  replacing the Electricity Commission with an Electricity Market Authority and reallocating responsibility for electricity efficiency to the Energy Efficiency and Conservation Authority and transmission investment oversight to the Commerce Commission;

•                  a combination of virtual and physical assets swaps between SOEs to encourage them to retail on a national basis rather than the current regional approach;

•                  requiring lines businesses to put in place simplified lines tariff structures;

•                  accelerated introduction of a transmission hedging mechanism; and

•                  abolishing the current reserve energy scheme and introducing a scarcity pricing regime.

Power from renewable resources (hydro and wind generation) accounted for around 70% of total electricity production in 2009 with thermal and geothermal generation making up the remainder.

Manufacturing

New Zealand’s manufacturing industries make an important contribution to the national economy.  In the year ended September 2009, manufacturing sector output accounted for 12.4% of real GDP.  The proportion of the labour force employed in manufacturing was also 12.4%.  Primary sector processing (food and forestry) makes up a significant proportion of the sector.

The food manufacturing industry produces high-quality products for both the domestic and export market.  This industry enjoys the advantages of a natural environment that is highly conducive to pastoral agriculture, an absence of major agricultural diseases, the potential for year-round production and an international reputation for excellence.  The industry had sales of over $38 billion in the year ended September 2009, including more than $26 billion for meat and dairy products.  Exports of meat and dairy products amounted to $14 billion over the same period.

Manufacturing growth peaked at 9.5% on an annual average basis in June 2003 before trending downward over the following four years as the value of the New Zealand dollar appreciated.  By September 2008, output in the manufacturing sector was already in decline, leaving it vulnerable to further contraction as prospects for the global economy deteriorated rapidly with the onset of the global financial crisis.  The impact of weaker global demand and uncertainty over future global economic conditions flowed through to the manufacturing sector, with output shrinking 11.2% on an average annual basis in the year to September 2009.  More recent indicators suggest expansion is now likely over coming quarters.

The following table sets out the sales of goods and services in the manufacturing sector for the five years ended 30 September 2009.

Operating Income of the Manufacturing Sector by Industry Group

	Year ended 30 September
Industry Division	2005	2006	2007	2008	2009	2009 % of Total
	(dollar amounts in millions)
Food
Meat and Dairy	17,029	19,054	19,839	24,369	25,624	32.1%
Other food, beverages and tobacco	9,997	10,932	11,181	12,507	12,711	15.9%
Petroleum, coal and chemical products	7,969	7,694	7,819	8,166	7,728	9.7%
Metal products	7,329	7,517	7,922	8,410	7,438	9.3%
Machinery and equipment	6,732	7,003	7,032	7,573	6,921	8.7%
Wood and paper products	7,136	7,280	7,640	7,468	6,874	8.6%
Printing, publishing and recorded media	3,772	3,808	3,803	3,836	3,497	4.4%
Non metallic mineral products	2,571	2,634	2,820	2,945	2,670	3.3%
Transport equipment	2,420	2,273	2,505	2,902	2,465	3.1%
Textile and apparel	2,597	2,472	2,472	2,287	2,040	2.6%
Furniture and other manufacturing	2,112	2,117	2,105	1,980	1,797	2.3%
TOTAL	69,664	72,784	75,137	82,443	79,766	100.0%
Manufacturing index (1)	123	119	115	116	103

(1) Base: September quarter 1996 = 100

Service Industries

Service industries make up a large proportion of the economy, accounting for over two-thirds of GDP.  The sector recorded strong growth between 2000 and 2007, with annual growth averaging 4.0%.  As the New Zealand economy entered recession in 2008, services growth slowed, but not to the extent of other sectors in the economy.  With the services sector expanding at a more rapid rate than other areas of the economy, the sector has increased its share of GDP from 66% in 2004 to 71% in September 2009.  Export-related activities such as tourism and primary sector services inputs play an important part in trends in this sector.

Financial Services

New Zealand’s banking is dominated by four predominantly Australian-owned banks.  The positions of Australian and New Zealand banks were strengthened by additional access to central bank liquidity and government wholesale and retail guarantees from late 2008, helping to maintain their assets and funding sources.  While the retail guarantee has been extended by one year until the end of 2011, emergency liquidity provisions have been removed in line with easing credit conditions.

As of November 2009, total assets of the banks registered in New Zealand amounted to $382 billion.

Infrastructure

In early 2009, the government established a National Infrastructure Unit to take a national overview of infrastructure priorities by providing cross-government co-ordination, planning and expertise.  The Unit operates out of the Treasury and develops its policy advice for the Minister for Infrastructure in conjunction with an Advisory Board which is made up of a mix of private and public sector expertise.

The Unit is also responsible for promulgating robust and reliable cross-government frameworks for infrastructure project appraisal and capital asset management and for monitoring the implementation and use of these frameworks.  As part of this work, the Unit has released Private Public Partnership (PPP) guidelines for use by government agencies and provides ongoing support for agencies and departments involved in PPPs.

On 2 March 2010, the Unit released the National Infrastructure Plan that outlines the Government’s infrastructure priorities, describes the planned investment and provides a snapshot of public and private infrastructure.  The Plan lists the Government’s infrastructure priorities as broadband, electricity transmission, regulatory reform, roads of national significance and preparations to host the Rugby World Cup in 2011.  The Plan also details various key projects in each of these areas.  The cost of all key projects outlined in the Plan is within the infrastructure expenditure included in the forecast budgets through to 2014 and is therefore not expected to affect the operating balances currently forecast for these periods.

Transport

Transport is a major component of economic activity in New Zealand.  The country’s transport system owes its characteristics, not only to New Zealand’s dependence on external trade and remoteness from many of its trading partners, but also to its rugged terrain, scattered population and the division of the country into two main islands spanning 2,011 kilometres in length.  As a result, the establishment of a comprehensive network of roads (around 93,000 kilometres) and railways (3,900 kilometres) linked to ports and airports has involved capital costs that are high in relation to the size of the population.  However, the efficiency of the country’s internal transport system has played a critical role in New Zealand’s economic growth.

Much of this transport infrastructure was initially developed and operated by government-owned monopolies.  Today, the transport sector is largely deregulated and legislative barriers to competition have been removed.  Many previously government-owned operations are now privately owned.

Roading:  Land transport infrastructure and its maintenance are funded primarily from distance-based charges for diesel vehicles, excise duties on petrol and motor vehicle registration charges.  In addition, the government has recently appropriated additional funding to accelerate the construction of new highways and the provision of public transport.  From 1 July 2008, the government has directed all revenue collected from petrol excise duty to land transport investment.  The allocation of funding and the management of state highway works are managed by a Crown Entity, the New Zealand Transport Agency.  Construction and maintenance work is contracted to private sector companies.

Tolling schemes for new highways are permitted where this is deemed an appropriate funding arrangement.  The capital from these schemes can come from either the public funding body, or from private providers in partnership with the Government.

Railways:  New Zealand’s railway system connects all major population centres and includes rail ferries between the North and South Islands.  Until October 1990, the system was maintained and operated by the government’s Railways Department.  The core rail business was privatised in 1993.

In 2002, the government purchased track access rights for the Auckland railway corridor and transferred the corridor to Auckland local authorities to support regional initiatives to reduce traffic congestion.

In 2004, the government repurchased the national rail network from Toll Rail for a nominal sum of $1.00, with both sides agreeing on future investments in network upgrades and rolling stock.  The government subsequently committed over $1 billion over several years to upgrade the Auckland and Wellington rail networks to improve passenger rail services.

In mid-2008, the government completed the purchase of Toll Holding’s rail business for $690 million, renaming it KiwiRail.  On 1 October 2008, the New Zealand Railways Corporation (NZRC) acquired KiwiRail from the Crown.  As a result, the government now owns and operates both the network infrastructure and rail services through NZRC.  The government has since provided $130 million to KiwiRail for upgrading rolling stock and infrastructure, a $140 million debt facility for working capital and the purchase of new locomotives and, in the 2009 Budget, a further $90 million towards operating costs.  The government’s objective is for KiwiRail to become a fully commercial provider of rail services over time.

Shipping: Around ninety-nine percent of New Zealand’s total international trade by volume (about 44 million tonnes) is carried by sea, with some 30 global and regional shipping lines represented in New Zealand.  New Zealand’s shipping policy reflects the philosophy that the country’s interests are best served by being a ship-using rather than a ship-operating nation.  The policy seeks to ensure for New Zealand exporters and shippers unrestricted access to the carrier of their choice and to the benefits of fair competition among carriers.

Coastal shipping provides intra and inter-island links and plays a key role in the distribution of petroleum products and cement.  Coastal shipping services are provided by both local and international shipping operators.

Port companies established under the Port Companies Act 1988 operate New Zealand’s 13 of New Zealand’s 14 commercial ports.  These companies operate predominantly at arms’ length from their (mainly) local authority owners, although four are partly privatised and listed on the New Zealand Stock Exchange.  There are also smaller ports at Westport, Greymouth, Wanganui and Taharoa.

The Maritime Transport Act 1994 regulates ship safety, maritime liability and marine environmental protection.

Civil Aviation:  New Zealand is one of the most aviation-oriented nations in the world.  In a population of just over 4.3 million, there over 9,000 licensed pilots and over 4,000 aircraft.  Large aircraft are used for international and domestic freight and passenger transport.  Light aircraft, including helicopters, are used extensively in agriculture, forestry and tourism.

New Zealand allows up to 100 percent foreign ownership of domestic airlines and there is no domestic air services licensing.  Air New Zealand is the major domestic operator on main trunk and regional routes.  Jetstar and Pacific Blue also provide some main trunk services.

New Zealand has around 40 formal air services agreements with foreign governments.  The government’s international air transport policy is to maximise economic benefit to New Zealand, including trade and tourism, consistent with foreign policy and strategic considerations.  Currently, around 30 international airlines, including Air New Zealand, link New Zealand with the rest of the world with both freight and passenger services, some under code-share agreements.

International flights operate from a number of international airports, of which Auckland, Wellington and Christchurch are the most significant.  Hamilton, Rotorua, Queenstown and Dunedin are secondary airports used for some international flights, mainly trans-Tasman.  The three major international airports are autonomous companies.  Auckland International Airport is a publicly listed company and Wellington International airport is two-thirds owned by a publicly listed company, while Christchurch international Airport is jointly owned by the Christchurch City Council and the government..

The government owns just over 76% of Air New Zealand, having purchased shares in the company in 2001 following a period of difficult business and financial events.  Air New Zealand continues to be a publicly listed company on the New Zealand Stock Exchange.  In the nine years of trading since acquisition by the government, Air New Zealand has restructured its operations, which has had the effect of restoring its balance sheet to a sound financial position.  The airline has also made profits in each of those financial years and is currently engaged in a fleet replacement programme which is expected to be completed by 2015.

Tourism

Tourism is one of the largest single sources of foreign-exchange revenue and a major growth industry in New Zealand.  In the year to 30 September 2009, international tourist expenditure amounted to $6.1 billion, an increase of 1.2% on the previous year, despite the global downturn.  The country’s scenery, natural environment and a range of outdoor activities make New Zealand a popular tourist destination.

Australia is New Zealand’s closest market and by far the largest source of overseas visitor arrivals at just over one million (43.5%% of the total) in the year ending October 2009.  A targeted marketing campaign by the Tourism New Zealand and the tourism industry saw visitor numbers from Australia increase, particularly during the winter ski season, while arrivals from other markets fell in response to the financial crisis and other factors.

After Australia, the next largest markets are the United Kingdom (258,000 or 10.7% of the total), the United States (197,000 or 8.1% of the total) and China (105,000 or 4.3% of the total).  Visitor numbers from China overtook those from Japan from the beginning of 2008.

Visitor arrivals from a number of Asian markets have grown strongly over the past decade but have eased over the past two years as, initially, high oil prices increased the cost of international travel and, more recently, health concerns over the H1N1 virus midway through 2009 influenced tourists’ decisions to travel.

Tourism arrivals are sensitive to the New Zealand-dollar exchange rate and fully respond around 15 months after changes.  While the New Zealand dollar is expected to remain elevated during the first half of 2010, a gradual depreciation is expected thereafter, which, together with a recovering global economy and the 2011 Rugby World Cup hosted in New Zealand, is expected to result in increasing visitor arrivals from late 2010.

Communications

New Zealand was the first country to open its entire telecommunications market to competitive entry in 1989.  Telecom New Zealand was privatised in August 1990, and today all major competitors are privately owned.  There are currently around 16 national and international call service providers and 168 Internet Service Providers.  Cellular services are provided by Telecom New Zealand, Vodafone and, more recently, 2degrees.

New Zealand has good broadband access availability (over 95% of dwellings) and significant broadband infrastructure competition in particular areas.  The government has made a commitment to invest $1.5 billion to accelerate the roll-out of ultra-fast broadband to 75 per cent of residents within the next ten years.  This is expected to be at least matched by private sector investment and will be directed to wholesale-only, open-access infrastructure.  It has been agreed that the initial goal will be to make  ultra-fast broadband available within the first six years to priority users such as businesses, schools and health services and certain tranches of residential areas.  There is also a commitment to improving rural broadband.

The telecommunications sector has been through a period of significant regulatory reform over the past few years, including a review of the Telecommunications Act in 2005-06, which resulted in the opening up of Telecom’s exchanges to competitors through the process of local-loop unbundling.  This was followed by the operational separation of Telecom into three distinct business divisions, as a further measure to increase competition.

A Telecommunications Commissioner within the Commerce Commission administers regulated telecommunication services, which include network interconnection, telephone number portability and wholesale telecommunication services.  The Commissioner’s key functions are to resolve disputes over regulated services, to report to the Minister of Communications on the desirability of regulating additional services and to calculate and allocate the net cost of telecommunication service obligations.

Postal services are provided by New Zealand Post Limited, a commercially-run SOE, and a range of private providers.

New Zealand Post used its retail network to expand into retail banking in 2002, setting up Kiwibank, with a further expansion into business banking in 2005.  New Zealand Post did not have the resources to fund the establishment of the bank itself, so the government made a one-off investment of up to $78.2 million in New Zealand Post to fund the establishment expenses and capital expenditure involved, and to ensure there was sufficient capital to meet Reserve Bank requirements.  Since then, New Zealand Post has made further capital injections to bring Kiwibank’s share capital to $295 million at 30 June 2009.  The Government neither guarantees the bank nor subsidises its on-going operations.  Kiwibank announced an after-tax profit of $63.6 million for the year ended 30 June 2009.  This compares with a profit of $36.8 million for the previous 12 months.

Two major national radio networks, as well as a network which relays parliamentary proceedings, are provided by Radio New Zealand Limited, a Crown entity, operating under a non-commercial charter.  There are numerous private radio stations.

Television New Zealand Limited (TVNZ) is a Crown Company which provides two national free-to-air television channels broadcast in both analogue and digital and two additional digital channels.  TVNZ intends to replace analogue transmission completely within the next few years.  The government also funds the Maori Television Service, a statutory corporation, for the purpose of promoting Maori language and culture.  Private television operators provide a number of other national and regional channels.  Digital and analogue pay TV services are available from satellite and, in some areas, cable delivery platforms.

There are five major daily metropolitan newspapers in the main centres and numerous provincial and community newspapers, all of which are privately owned.  In addition, there are two national weekly business papers, three Sunday newspapers, a number of wire services and a growing number of internet news services, (including offerings from the major newspaper groups) and blogsites.

Screen Industry

The New Zealand Film Commission was established in 1978 to finance distinctly New Zealand films, with the aim of reaching significant New Zealand audiences and producing high returns on investment in both financial and cultural terms.  More than 200 feature films have been made in New Zealand since the Commission was established.  Around half of these have received Film Commission finance, while the remainder have been financed by local and, increasingly, by major offshore production companies.

New Zealand’s screen industry continues to gain international prominence in recent years following the success of several big budget productions filmed or produced in New Zealand such as the Lord of the Rings Trilogy, King Kong and, most recently, Avatar, as well as numerous medium and small budget films produced by New Zealand and offshore companies.

The New Zealand screen industry recorded gross revenue of $2.7 billion in the 2009 financial year making the value of this industry comparable to the forestry and logging and horticulture sectors.  In 2009, around $591 million (or 47%) of production company gross revenue was received from abroad, up 59% from 2007, with $497 million of this total sourced from the United States.

The screen production industry is characterised by a large number of small freelancers and contractors working both independently and in co-ordination with larger production and broadcasting companies.

EXTERNAL SECTOR

External Trade

External trade is of fundamental importance to New Zealand.  Primary sector-based exports and commodities remain important sources of the country’s export receipts, while exports of services and manufactured products also provide a significant contribution.  This, together with a reliance on imports of raw materials and capital equipment for industry, makes New Zealand strongly trade-oriented.

Merchandise Trade

After a record merchandise trade deficit of $7.3 billion in early 2006, strong growth in the terms of trade helped reduce the deficit to $5.0 billion in the year to September 2008.  Weak domestic demand, uncertainty surrounding the global economic envrionment and a sharp depreciation in the New Zealand dollar produced a large drop in imported goods at the beginning of 2009.  Import values remained low as of December 2009,  more than offsetting the recent decline in exports and driving the annual merchandise trade deficit to a  seven-year low of $0.5 billion.

The following table records the total value of exports and imports of goods since 2005.

Balance of External Merchanise Trade (1)

Year to December	Exports	Imports	Balance of Trade	Exports as % of Imports
	(dollar amounts in millions)
2005	30,817	37,279	-6,462	82.7
2006	34,634	40,716	-6,082	85.1
2007	36,557	41,869	-5,312	87.3
2008	42,900	48,514	-5,614	88.4
2009	39,672	40,188	-517	98.7

(1)  Includes re-exports

Trade in Services

Trade in services is dominated by tourist flows.  The annual level of services export volumes has been in decline since 2005,  with the high New Zealand dollar having an adverse impact on vistor arrivals and  their average expenditure.  In annual average terms, real services exports fell 9.0% in the year to September 2009.

The services balance recorded in the Balance of Payments peaked at a surplus of $2,010 million in the year to March 2003.  Since then, a slowdown in inbound tourism and strong growth in the number of New Zealanders travelling overseas has seen the services balance fall to a deficit of $640 million in the year to September 2009.  On a quarterly basis, services imports have fallen more than services exports recently, resulting in easing quarterly deficits over the first three quarters of 2009, reflecting previous falls in the New Zealand dollar.

The services deficit is expected to increase from the middle of 2010, as tourism flows respond with a lag to the recent appreciation in the New Zealand dollar.  From mid-2011, the effects of both steadily increasing global growth and the 2011 Rugby World Cup are expected to provide further support to inbound tourism, helping to narrow the services deficit in the medium term.

Terms of Trade

The terms of trade reached a 33-year high in March 2008 and remained elevated throughout the remainder of the year, owing to previously record-high commodity prices continuing to be reflected in export prices, particularly for dairy products, the supply of which had been sharply reduced due to a drought over the summer of 2007/08.  The terms of trade fell over the first half of 2009, as significantly lower prices for dairy products more than offset lower import prices, particularly for oil.  As of the September quarter 2009, the terms of trade were 13.7% lower than the previous year.  The terms of trade are forecast to increase from the end of 2009, reflecting commodity price increases, particularly for dairy, as the global economy continues to strengthen.

		Export Price Index (1)		Import Price Index (1)		Terms of Trade Index (1)
2005	March	894	4.9	810	0.5	1,105	4.5
	June	899	-1.6	824	-2.6	1,091	1.0
	September	916	1.4	843	0.5	1,087	0.9
	December	899	0.8	848	2.7	1,060	-1.9
2006	March	926	3.6	866	6.9	1,069	-3.3
	June	1,018	13.2	928	12.6	1,097	0.5
	September	1,010	10.3	941	11.6	1,073	-1.3
	December	973	8.2	885	4.4	1,100	3.8
2007	March	970	4.8	869	0.3	1,117	4.5
	June	958	-5.9	854	-8.0	1,122	2.3
	September	990	-2.0	852	-9.5	1,163	8.4
	December	1,045	7.4	873	-1.4	1,197	8.8
2008	March	1,091	12.5	875	0.7	1,247	11.6
	June	1,140	19.0	918	7.5	1,242	10.7
	September	1,238	25.1	1,006	18.1	1,230	5.8
	December	1,269	21.4	1,041	19.2	1,218	1.8
2009	March	1,168	7.1	985	12.6	1,185	-5.0
	June	1,029	-9.7	958	4.4	1,074	-13.5
	September	976	-21.2	920	-8.5	1,061	-13.7
	December	N/A	N/A	N/A	N/A	N/A	N/A

(1)                        Base: June 2002 = 1,000

Composition of Merchandise Exports and Imports

The agricultural sector is highly efficient and has steadily increased the value-added component in agricultural exports.  Agricultural exports are an important source of export income for the New Zealand economy.  Meat and dairy products are the most important agricultural exports — together they accounted for around 33% of total merchandise export values in the year ended 31 December 2009.

The manufacturing sector has been a major source of export growth and diversification over the past two decades.  The Closer Economic Relations agreement with Australia has contributed to a successful expansion by manufacturers into that market.  A focus on design, reliability and cost is also seeing manufacturers make inroads into other markets, particularly Asia and the United States.  Despite New Zealand’s geographical position, it now exports a range of manufactured goods, including plastic goods, carpets and textiles, wines and high-tech computer equipment to countries throughout the world.

As New Zealand has become more internationally oriented, imports have played a larger role in the economy.  In real terms, merchandise imports increased from 23% of GDP to 27% over the ten years to September 2009.

The following tables show the dollar amounts and percentage distribution of New Zealand’s major exports and imports.

Composition of Principal Merchandise Exports

	Year ended 31 December
	2005	2006	2007	2008	2009	2009 % of Total
	(dollar amount in millions)
Dairy Produce etc	5,155	6,206	7,495	9,206	8,016	20.2%
Meat and edible meat offal	4,655	4,668	4,346	5,145	5,142	13.0%
Wood and articles of wood	1,910	2,132	2,084	2,181	2,314	5.8%
Mineral fuels	743	919	1,597	2,928	1,891	4.8%
Fruit	1,166	1,200	1,283	1,443	1,597	4.0%
Mechanical machinery	1,434	1,579	1,569	1,544	1,294	3.3%
Fish, crustaceans and molluscs	1,124	1,186	1,084	1,203	1,249	3.1%
Aluminium and articles thereof	1,082	1,480	1,513	1,424	880	2.2%
Casein and caseinate	657	748	842	977	839	2.1%
Electrical machinery	887	967	904	932	826	2.1%
Iron and steel	712	805	874	1,008	796	2.0%
Precious stones, metals & jewellery	306	367	345	600	764	1.9%
Wood pulp	490	625	665	649	610	1.5%
Wool and other animal fibres	652	692	635	581	531	1.3%
Paper and paper product	534	476	506	541	526	1.3%
Vegetables	357	378	432	423	405	1.0%
Plastics and articles thereof	441	430	429	438	401	1.0%
Raw hides and skins	438	464	458	508	373	0.9%
All other commodities	6,729	7,396	7,969	9,437	9,317	23.5%
TOTAL NEW ZEALAND PRODUCE	29,472	32,718	35,030	41,168	37,771	95.2%
Re-exports	1,346	1,916	1,527	1,732	1,900	4.8%
Total Merchandise Exports F.O.B.	30,817	34,634	36,557	42,900	39,671	100.0%

Composition of Principal Merchandise Imports

	Year ended 31 December
	2005	2006	2007	2008	2009	2009 % of Total
	(dollar amount in millions)
Mineral fuels	4,183	5,608	5,704	8,125	5,494	14.4%
Mechanical Machinery	4,829	4,913	5,126	5,932	4,819	12.7%
Electrical machinery	3,171	3,428	3,591	3,861	3,837	10.1%
Vehicles	4,989	4,427	4,769	4,731	2,997	7.9%
Aircraft	1,224	1,686	852	859	1,508	4.0%
Plastic and articles thereof	1,302	1,433	1,458	1,615	1,395	3.7%
Optical, photographic, etc	1,066	1,175	1,097	1,253	1,329	3.5%
Pharmaceutical products	931	931	1,000	1,081	1,142	3.0%
Paper and paperboard	871	910	914	970	888	2.3%
Iron or steel articles	648	695	757	900	711	1.9%
Knitted and crocheted fabrics and articles thereof	457	535	556	606	630	1.7%
Rubber and articles thereof	400	431	442	506	481	1.3%
Chemical products n.e.s	393	445	422	499	452	1.2%
Toys, games and sports requisites	359	372	410	443	434	1.1%
Printed books, newspapers, etc	361	399	411	411	397	1.0%
Iron and steel	580	595	644	726	335	0.9%
Organic chemicals	314	304	301	390	288	0.8%
Inorganic chemicals	189	196	187	261	189	0.5%
Ships and boats	256	174	792	376	137	0.4%
All other commodities	7,691	8,781	9,244	11,301	9,807	25.8%
TOTAL MERCHANDISE IMPORTS VFD	34,861	38,160	39,413	45,629	38,043	100.0%
C.I.F. Value	37,279	40,716	41,869	48,514	40,188

Geographic Distribution of External Trade

New Zealand’s trading relationships are becoming increasingly based around Pacific Rim countries.  New Zealand’s three largest export markets — Australia, China and the United States — accounted for 42% of New Zealand’s merchandise exports and 45% of merchandise imports in the year ended 31 December 2009.  Japan remains an important trading partner, both as a destination for exports and a source of imports.

Geographic Distribution of Exports (1)

	Year ended 31 December
	2005	2006	2007	2008	2009	2009 % of Total
	(dollar amount in millions)
Australia	6,589	7,076	8,023	9,995	9,134	23.0%
United States	4,373	4,540	4,211	4,382	3,953	10.0%
China, Peoples Republic of	1,566	1,875	1,953	2,534	3,625	9.1%
Japan	3,260	3,556	3,364	3,613	2,821	7.1%
United Kingdom	1,432	1,694	1,640	1,672	1,699	4.3%
Korea, Republic of	1,081	1,358	1,328	1,358	1,240	3.1%
Singapore	428	540	687	863	1,100	2.8%
Indonesia	465	613	777	1,006	963	2.4%
Hong Kong	524	560	584	700	794	2.0%
Germany	789	882	754	895	765	1.9%
Taiwan	773	768	772	752	756	1.9%
Malaysia	468	497	651	949	705	1.8%
Philippines	504	512	667	734	570	1.4%
France	387	387	406	502	508	1.3%
Canada	524	553	537	511	501	1.3%
Belgium	515	627	538	507	490	1.2%
Thailand	338	438	567	826	453	1.1%
Italy	446	513	462	471	404	1.0%
Other Countries	6,355	7,645	8,636	10,630	9,190	23.2%
TOTAL	30,817	34,634	36,557	42,900	39,671	100.0%

(1) Free on Board value.  Including re-exports.

Geographic Distribution of Imports (1)

	Year ended 31 December
	2005	2006	2007	2008	2009	2009 % of Total
	(dollar amount in millions)
Australia	7,286	7,850	8,197	8,299	7,032	18.5%
China, Peoples republic of	3,752	4,630	5,244	6,060	5,779	15.2%
United States	3,837	4,512	3,850	4,336	4,098	10.8%
Japan	3,724	3,414	3,637	3,695	2,773	7.3%
Germany	1,704	1,699	1,852	1,964	1,599	4.2%
Singapore	1,160	1,737	2,050	2,143	1,542	4.1%
France	969	740	634	767	1,299	3.4%
Korea, republic of	960	1,121	1,128	1,241	1,277	3.4%
Malaysia	884	1,127	1,067	1,856	1,030	2.7%
Thailand	890	965	1,063	1,240	1,009	2.7%
United Kingdom	1,125	1,047	1,023	1,019	888	2.3%
Italy	822	780	906	921	688	1.8%
Indonesia	527	598	667	1,055	652	1.7%
Taiwan	830	692	874	928	578	1.5%
Canada	440	641	545	681	506	1.3%
Switzerland	265	241	275	333	349	0.9%
Belgium	293	277	270	321	248	0.7%
Saudi Arabia	327	477	544	498	238	0.6%
Sweden	348	325	321	358	214	0.6%
Hong Kong	181	187	200	193	152	0.4%
Other countries	4,537	5,100	5,066	7,721	6,092	16.0%
TOTAL	34,861	38,160	39,413	45,629	38,043	100.0%

(1) Value for Duty

Principal Trading Partners

Australia:  Australia is New Zealand’s largest trading partner.  In the year ended December 2009, two-way merchandise trade amounted to $NZ16.2 billion, with Australia taking 23% of New Zealand’s exports and supplying 19% of imports.  Australia is New Zealand’s top destination for overseas investment and New Zealand’s largest source of foreign investment.  In March 2009, New Zealand had $35.6 billion invested in Australia, while Australia had $96.2 billion invested in New Zealand.

Trade with Australia has flourished under Closer Economic Relations (CER).  CER is a series of agreements and arrangements governing bilateral trade and economic relations, built on the Australia New Zealand Closer Economic Relations Trade Agreement (ANZCERTA) which took effect on 1 January 1983.  Full free trade in goods was achieved on 1 July 1990, five years ahead of schedule.  CER was extended to cover trade in almost all services from 1 January 1989.  CER creates a market of more than 24 million people.  It increases the effective size of New Zealand’s domestic market six-fold, and provides Australia with access to another market the size of Queensland. New Zealand’s main exports to Australia include light crude oil, gold, wine, cheese and timber, as well as a wide range of manufactured items, while New Zealand’s main imports from Australia include heavier crude oils, petroleum oils, motor vehicles and aluminium oxide.

The original ANZCERTA has been extended and added to as the relationship has developed.  Other key aspects of CER now include: mutual recognition of goods and occupations, under which most goods legally sold in one country can be legally sold in the other, and persons who are registered to practice an occupation in one country can register to practise an equivalent occupation in the other country; a free labour market, which allows New Zealand citizens and Australian residents to enter, live and work freely in each other’s country; and joint agencies in certain regulatory areas.

Building on CER, successive New Zealand and Australian governments have committed to the long term goal of establishing a seamless trans-Tasman business environment — the Single Economic Market (SEM).  The SEM builds on the freer trans-Tasman trading environment created by CER by addressing ‘behind the border’ barriers to flows of goods, services, capital and people through a broad range of initiatives.  Ongoing work to co-ordinate Australian and New Zealand business law takes place within a Memorandum of Understanding.  Both sides also co-ordinate on banking regulation and supervision through the Trans-Tasman Council on Banking Supervision.

Other initiatives currently in progress include: negotiation of a CER investment protocol; harmonisation of accounting standards; and reducing barriers for people at the border.  Recently completed or near-completed initiatives include; renegotiation of the Australia/New Zealand Double Taxation Agreement; implementation of portability of retirement savings; and mutual recognition of bans placed on company directors.

China:   China overtook the United States at the end of 2008 to become New Zealand’s second largest trading partner, with bilateral trade amounting to $9.4 billion in the year ended December 2009.  A Free Trade Agreement between New Zealand and China entered into force on 1 October 2008 as New Zealand became the first developed country to negotiate such an agreement with China.  In the year to December 2009, exports to China comprised 9.1% of New Zealand’s total exports, with the major categories being milk powder, logs, wool, malt extract and a wide range of other primary products.  China supplied 15.2% of New Zealand’s total imports, with the major categories being computers, telecommunications equipment, apparel and toys.

United States:   The United States is New Zealand’s third largest single trading partner with bilateral trade amounting to $8.7 billion in the year ended December 2009.  Exports to the United States comprised 10.0% of New Zealand’s total exports, up over one percentage point on the previous year, and the United States supplied 10.8% of New Zealand’s total imports, the major categories being aircraft and parts, medical and veterinary instruments, motor vehicles and computers.  New Zealand’s major exports to the United States are beef, casein, timber, lamb, cheese and a growing range of manufactured goods.  The development of trade in dairy products has been constrained by long-standing quotas on these items.

Japan:   Japan is New Zealand’s fourth largest single trading partner, with bilateral trade amounting to $6.1 billion in the year ended December 2009 with Japan taking around 7.1% of total merchandise exports.  Key exports to Japan include aluminium, wood, dairy products, fish, kiwifruit, meat, vegetables and other fruits.

Japan is also a major supplier of New Zealand’s imports, providing 7.3% of total imports in the year to December 2009.  Imports from Japan are dominated by motor vehicles, petroleum products and a vast range of technology intensive appliances.

European Union:   Trade with the members of the European Union, although still very important, is declining.  Together, the Union members took 14% of exports (in value terms) and provided 17% of imports in the year to December 2009.  Bilateral trade with the European Union amounted to $13.2 billion or around 16% of total exports and imports.

Other Asian Economies:   The economies of the Republic of Korea, Taiwan, Hong Kong, Malaysia, Indonesia, Singapore, Thailand and the Philippines are increasingly important trading partners for New Zealand.  These economies are all in the top 20 largest export markets for New Zealand and accounted for around 16% of merchandise exports in the year ended December 2009.

Foreign Investment Policy

New Zealand welcomes the positive contribution of foreign investment to the economic and social well-being of New Zealanders.  New Zealand’s regulations governing foreign investment are liberal by international standards as New Zealand maintains targeted foreign investment restrictions in only a few areas of critical interest.

Overseas investments in New Zealand assets are screened only if they are defined as sensitive within the Overseas Investment Act 2005 (the Act).  Three broad classes of asset are currently defined as sensitive within the Act: acquisition of a 25% or greater ownership interest in business assets valued at over $100 million, all fishing quota investments, and investment in sensitive land as defined in Schedule 1 of the Act.  Examples of sensitive land include rural land over five hectares or land bordering or containing foreshore, seabed, river, or the bed of a lake. Most urban land is not screened unless defined as sensitive for other reasons.  A full list of sensitive assets is defined in the Act.

Investors must pass an investor test that considers character, business acumen and level of financial commitment.  Overseas investors wishing to purchase sensitive land must either intend to reside permanently in New Zealand or demonstrate that the investment will benefit New Zealand.  The criteria for assessing this benefit are set out in the Act and the Overseas Investment Regulations 2005.

There are no restrictions on the movement of funds into or out of New Zealand, or on repatriation of profits.  No additional performance measures are imposed on foreign-owned enterprises.

The Overseas Investment Act 2005 is administered by the Overseas Investment Office - a dedicated unit located within Land Information New Zealand.  More information on New Zealand’s foreign investment screening regime is available on the Overseas Investment Office’s website: www.linz.govt.nz/overseasinvestment.

Foreign Investment Inflows (1) (2)

	Year Ended 31 March (dollar amounts in millions)
	2005	2006	2007	2008	2009
Foreign Direct Investment	3,878	2,459	8,843	4,037	6,149
Foreign Portfolio Investment	4,264	2,905	4,622	14,443	-14,673

(1)                       Financial account completed according to principles set out by the IMF in 5th edition of the Balance of Payments Manual.

(2)                       Prior years’ data revised.

Foreign investment flows vary from year to year as they reflect changes in a small number of relatively large individual investments.

The stock of foreign direct investment in New Zealand stood at $92.8 billion as of 31 March 2009.  Australia and the United States are the largest contributors to total foreign direct investment in New Zealand, with investments worth $46.1 billion and $11.5 billion respectively.  The Netherlands is the next largest investor at $4.6 billion, while the United Kingdom and Japan follow closely behind at $3.2 billion each,.

In contrast, the stock of direct investment abroad by New Zealand was $23.9 billion as at June 2009.

Balance of Payments

The current account deficit stood at 3.1% of GDP for the twelve months to September 2009 but had fluctuated in a range of 4.8% to 9.3% of GDP over the previous five years.  A key feature of New Zealand’s current account deficit is the large deficit on investment income, reflecting New Zealand’s net foreign liability position.

The investment income deficit increased between June 2004 and June 2008, resulting in a widening current account deficit over the same period.  Since late 2008, the investment income deficit has narrowed markedly, driven by lower profits accruing to overseas-owned firms operating in New Zealand as a result of weak domestic trading conditions.

The goods and services balance has varied due to the effects of drought, commodity price fluctuations, including oil price changes, some large one-off imports and currency movements, as well as New Zealand’s demand for imports and international demand for New Zealand exports.  The impact of the stronger currency on export earnings and strong domestic growth on import demand, together with an increase in the investment income deficit due to strong profits of foreign-owned firms, led to the current account deficit reaching 9.3% of nominal GDP in the year to 30 September 2006.

More recently, however, the combination of narrowing goods and services deficits and, in particular, a shrinking investment income deficit, led to the current account deficit falling from 8.7% of GDP in December 2008 to 3.1% of GDP in September 2009.  The annual deficit is expected to have narrowed to 2.8% by the end of 2009, reflecting a further shrinking of the investment income deficit and exports growing stronger than imports.  From 2010, the current account deficit is expected to widen as the pick-up in domestic demand flows through to stronger imports, while increased earnings for overseas-owned firms result in a deteriorating investment income deficit.

Balance of payments statistics are compiled by the Government following principles set out by the IMF in the 5th edition of the Balance of Payments Manual.

Balance of Payments

	Year ended 31 March
	2005	2006	2007	2008(1)	2009(1)
	(dollars amounts in millions)
Current Account
Export receipts	31,114	31,581	35,636	38,720	44,259
Import receipts	33,343	35,685	38,464	40,515	45,594
Merchandise balance	-2,228	-4,104	-2,828	-1,796	-1,337
Services balance	1,200	522	433	184	-1,119
Investment income balance	-9,384	-11,065	-11,906	-13,343	-13,035
Transfers balance	293	144	774	828	919
Current account balance	-10,120	-14,504	-13,527	-14,128	-14,568
Deficit as % of GDP	-6.7	-9.0	-8.0	-7.8	-7.9

Financial Account (net)
Foreign investment in NZ	13,870	10,421	23,370	26,795	-8,853
NZ investment abroad	3,222	-3,790	11,120	12,500	-16,122
Reserves	-914	4,850	6,744	5,763	-9,947
Financial account balance	10,648	14,211	12,250	14,295	7,269

Capital Account
Balance of Capital Account	108	-326	-457	-773	-579

(1) Provisional

Foreign-Exchange Rates and Overseas Reserves

The New Zealand dollar has floated freely since March 1985.  There are no exchange controls on foreign-exchange transactions undertaken in New Zealand, either by New Zealand residents or non-residents.  Since the float, the Reserve Bank has held foreign reserves for the purpose of intervention in a crisis situation, when there may be no ‘market makers’ in the New Zealand dollar.

In 2004, after consultation with the Minister of Finance, the Reserve Bank gained the capacity to intervene in the foreign-exchange market to influence the level of the exchange rate for monetary policy purposes.  The Bank has noted that such intervention may occur when the exchange rate is exceptional and unjustified on the basis of economic fundamentals and when doing so is consistent with the Policy Targets Agreement.   The Bank confirmed that it had intervened for this purpose on 11 June 2007 but does not generally comment publicly on such activity.

The Reserve Bank announced further changes to its financing and management of New Zealand’s foreign-currency reserves in July 2007.  Since the float in 1985, the Bank’s foreign-currency assets had been fully matched by foreign-currency liabilities.  Under new arrangements, the Bank holds some portion of its foreign reserves on an un-hedged basis — known as an “open FX” position. This means that part of the foreign reserves portfolio will be funded in New Zealand dollars rather than in foreign currencies.

The Bank’s guidelines for operating in the foreign-exchange market have also been modified. Overt intervention intended to affect the exchange rate directly can still occur.  In addition, the Bank is able to more gradually accumulate or reduce its foreign-exchange position when the exchange rate is at extreme levels and unjustified by medium-term economic fundamentals.  The Bank’s more passive foreign-exchange transactions will not necessarily be expected to directly affect the exchange rate.

Foreign-Exchange Rates

				Trade-
		U.S.A.	Japan	Weighted
		Mid-rate US$	Mid-rate	Exchange Rate
Monthly Average		Per NZ$	Yen per NZ$	Index (1)
June 2005		0.7085	77.01	71.0
June 2006		0.6190	70.99	62.3
June 2007		0.7559	88.43	73.6
June 2008		0.7607	81.32	68.1
June 2009		0.6374	61.63	60.3
2009	July	0.6437	60.82	60.6
	August	0.6754	64.14	62.9
	September	0.7024	64.29	64.3
	October	0.7383	66.58	66.5
	November	0.7309	65.26	65.2
	December	0.7162	64.15	64.7
2010	January	0.7277	66.38	66.1

(1) The Trade-Weighted Exchange Rate Index is calculated on the basis of representative market rates for a basket of currencies representing New Zealand’s major trading partners.  On 30 June 1979, the basket equalled 100.

Overseas Reserves

New Zealand’s official external reserves, as shown in the following table, include the net overseas assets of the Reserve Bank, overseas domiciled securities held by the government and the reserve position at the International Monetary Fund (IMF).  New Zealand’s quota at the IMF was Special Drawing Rights (SDR) of 895 million as of 30 June 2009 (approximately $2,126 million).

	Reserve Bank	Treasury	Reserve	Special	Total
	Overseas	Overseas	Position	Drawing	Official
Last Balance Day in June	Reserves (1)	Reserves	at IMF (2)	Rights	Reserves
	(dollar amounts in millions)
2005	4,731.3	5,142.4	512.8	48.6	10,399.1
2006	9,877.2	6,344.5	250.7	48.6	16,264.8
2007	15,502.8	5,297.6	107.9	40.1	20,948.4
2008	19,936.7	5,510.6	142.1	34.8	25,624.1
2009	17,031.0	2,822.8	413.1	33.9	20,300.8

(1) Comprises foreign-exchange reserves and overseas investments of the Reserve Bank of New Zealand.

(2) Equal to New Zealand’s quota, less its New Zealand currency subscriptions and any reserve tranche drawings.

BANKING AND BUSINESS ENVIRONMENT

Supervision of the Financial Sector

The Reserve Bank of New Zealand

The Reserve Bank of New Zealand was established in 1934 as New Zealand’s central bank by Act of Parliament.  It is government-owned and holds most of the powers normally associated with a central bank.  The Reserve Bank of New Zealand Act 1989 provides the Bank with autonomy to implement monetary policy within the framework of the Act and the Policy Targets Agreement entered into under the Act.

Since 1984, New Zealand’s financial sector has undergone a process of comprehensive deregulation.  The principal objective of deregulation has been to improve the efficiency of the financial sector by making it more competitive and to promote market discipline in financial markets.  Policy initiatives have therefore been directed at reducing impediments to competition.  Interest-rate and other controls have been removed and regulatory and legislative distinctions between different institutional groups have been reduced.

Deregulation contributed to rapid growth in money market activity, the development of a sizeable secondary market in government securities, the introduction of a wider range of financial instruments, including forward contracts, options and interest and exchange-rate futures, and the growing use of such devices to hedge interest-rate and exchange-rate risk.

Legislation affecting the financial sector is reviewed as necessary to ensure that it fits with modern banking practices.  The Reserve Bank of New Zealand Act has been amended a number of times over the years to facilitate the coordination of home and host banking supervision between New Zealand and Australia, to extend the Reserve Bank’s regulatory powers to include non-bank deposit takers and to allow the Reserve Bank to designate payment systems.

Registered Banks

The Reserve Bank, in addition to its role in determining and carrying out monetary policy, is the supervisory authority for New Zealand’s registered banks.  Entities wishing to use “bank” in their name or title must be authorised under the Reserve Bank Act as a “registered bank” and are subject to prudential supervision by the Reserve Bank.

The objective of supervision is to promote and maintain the overall soundness and efficiency of the financial system and to avoid significant damage to the financial system that could result from the failure of a registered bank.  Until October 2008, there were no deposit insurance arrangements operating in New Zealand in respect of registered banks or other financial institutions.  In line with many countries, the New Zealand government moved in October 2008 to provide a partial guarantee of retail deposits in registered bank and non-bank deposit takers and an opt-in guarantee scheme for wholesale debt issues by New Zealand financial institutions. In March 2010, in response to improvements in the global credit markets, the Minister of Finance announced that the government would close the guarantee scheme for wholesale debt issuances by New Zealand financial institutions on 30 April 2010.  (See ‘Government Guarantees’ below.)

New Zealand’s major banks are subsidiaries of Australian banks.  The Reserve Bank recognises the principles underlying the Basle Concordat that the home country should supervise on a consolidated basis and the host country is responsible for the supervision of the operations in the host country.  The Reserve Bank is working with the Australian Prudential Regulation Authority to improve regulatory co-ordination under this home-host model.  The government has established a Trans-Tasman Council to progress co-ordination issues.

The Reserve Bank utilises a combination of regulatory, self and market disciplines to deliver its objectives.  Market discipline has been achieved principally by requiring banks to publish disclosure statements at quarterly intervals.  The disclosure statements contain comprehensive information on a bank’s financial position and risk profile, director attestations as to the adequacy and proper application of a bank’s risk management system and also include the disclosure of a bank’s credit rating.

To instil regulatory discipline, registered banks are required to comply with conditions of registration such as minimum capital requirements and limits on lending to connected parties.

Should a registered bank experience financial distress, the Reserve Bank, with the approval of the Minister of Finance, has wide-ranging powers to intervene for the purpose of avoiding significant damage to the financial system.  These powers include giving the bank directions, removing directors and implementing statutory management.

Before April 1987, New Zealand had four authorised banks.  Bank registrations rose to a peak of 23 in August 1990.  Since then, a number of banks have merged with other banks or withdrawn from the market, although this decline in numbers has been partly offset by new registrations.  As at January 2010, there were 19 registered banks.  Sixteen of these were subsidiaries or branches of foreign banks.

Most banks offer banking services on the Internet.  Most of the registered banks and a few other financial institutions operate in the wholesale banking area, while some registered banks provide mainly retail banking services.

The Reserve Bank has recently implemented the Basel II international framework for bank capital adequacy.  The four large international banks were accredited to use the advanced Basel II approaches to determine minimum capital requirements.  Banks not using their own models use the standard approach prescribed in Basel II.  The Reserve Bank has implemented a liquidity policy for the subsidiaries of the large banks and locally incorporated banks.  The Reserve Bank is now assessing the appropriate liquidity policy for dealing with all other registered banks.

All inter-bank settlement and cheque-clearing is performed using modern and well-integrated computerised systems.  Systems are in place to allow all large value payments to be settled on a real-time gross basis.  Given their importance, the Reserve Bank oversees the operation of payment systems for the purposes of soundness and efficiency in the financial system.

Non-bank Financial Institutions

At present, it is not necessary to become a registered bank or to obtain a licence to accept deposits from the public.  Non-bank financial institutions taking deposits from the public are subject to prospectus and trust deed requirements under the Securities Act 1978.

In September 2008, new legislation was passed increasing the prudential regulation of non-bank deposit takers.  Under the new regime, ‘deposit-taker’ is defined in legislation and deposit-takers will have to be licensed by the Reserve Bank.  They will also be subject to minimum prudential requirements formulated by the Reserve Bank.  Capital, related party and credit rating requirements will be introduced by regulation in 2010 and consultation on liquidity requirements for non-bank deposit-takers will begin in early 2010.  Trustees will oversee compliance with the prudential rules.  Further legislation will be put in place to require all registered deposit takers to maintain policies and processes to check the suitability and integrity of prospective directors and senior managers.  It is proposed that the Reserve Bank will have the power to disapprove proposed appointees and remove directors and senior managers who have already been appointed.

Another key feature of the non-bank deposit-taking framework requires registered deposit takers to obtain and disclose a credit rating from an approved rating agency (unless they have liabilities of less than $20 million).

The new regime is expected to be fully in place by 2011.

The Cabinet also agreed that the Reserve Bank will be the prudential regulator and supervisor of the insurance sector.  The key features of this regime have been the subject of consultation and legislation is expected to be passed in 2010.

Government Guarantees

In  October and November 2008, the Minister of Finance announced the introduction of two guarantee schemes in relation to financial institution deposits: the retail deposit guarantee scheme and the wholesale funding guarantee facility.

New Zealand’s potential aggregate liability under each of the guarantee schemes is uncapped.  The New Zealand government is managing its exposure under each of the guarantee schemes as detailed below.

Retail Deposit Scheme

On 12 October 2008 the Minister of Finance announced a two-year opt-in retail deposit guarantee scheme. The objective of the retail deposit scheme is to ensure ongoing public confidence in New Zealand’s financial system given the international financial market turbulence. Under the current retail deposit guarantee scheme, fees are payable to the New Zealand government by participating institutions if they hold significant guaranteed deposits (i.e., greater than NZ$5 billion) or if they experience significant growth in deposits (i.e., greater than 10% per annum). Unrated deposit-takers or deposit-takers with poor ratings must pay a fee on all growth in deposits from 12 October 2008.  Approved deposit-takers to date are listed on the New Zealand Treasury website: www.treasury.govt.nz/economy/guarantee/retail/approved

On 25 August 2009, the Minister of Finance announced that the current retail deposit guarantee scheme would be extended (on a similar opt-in basis) until 31 December 2011.  Institutions participating in the current scheme are not automatically participants in the extended scheme.  An institution wishing to participate in the extended scheme must apply for entry into the scheme and meet certain criteria, including a credit rating from Standard & Poor’s or Fitch of BB or above or a credit rating from Moody’s of Ba2 or above.

On 18 November 2009, the Treasury announced that it would be changing the terms of the current retail deposit guarantee scheme to make it more flexible for deposit taking institutions, while continuing to protect eligible depositors. In November and December 2009 the Crown withdrew the existing deeds of guarantee and replaced them with revised deeds of guarantee for those entities that accepted the offer of replacement deeds. The replacement deeds took effect from 1 January 2010.

The principal changes implemented by the replacement deeds were:

•                  participating institutions were permitted to offer both guaranteed and non-guaranteed debt securities;

•                  a shorter 14-day “stand down” between a default and the possible withdrawal of the Crown guarantee;

•                  the ability of the Crown to limit interest payable after an event of default, if the creditor does not submit a claim within a reasonable timeframe.

The New Zealand government is managing its exposure to the risk posed by its retail deposit guarantee scheme both through the prudential regulation processes for registered banks, and by requiring other non-bank deposit-takers who are accepted as being eligible for the retail deposit guarantee scheme and who sign the guarantee, to agree to certain controls on their business including:

•                  certain restrictions on distributions to shareholders;

•                  certain assurances that the business dealings of non-bank deposit-takers are on arms-length terms;

•                  requirements to conduct their business and operations in a businesslike, efficient and prudent manner;

•                  the ability for the Crown to appoint an inspector, to whom a non-bank deposit-taker is obliged to provide access to records and senior officers;

•                  the ability for the Crown to withdraw the guarantee if the business is being deliberately operated in a way to undermine the Crown intention in respect of the guarantee; and

•                  the ability for the Crown to require non-bank deposit-takers to obtain a personal undertaking from each director to use his or her best endeavours to ensure that such non-bank deposit-taker complies with its obligations under the guarantee.

In addition:

•                  the scheme is discretionary in that the Minister of Finance of New Zealand may decide not to extend the guarantee to a deposit-taker if it is not in the public interest to do so;

•                  a creditor of a deposit-taker will not receive the benefit of the guarantee if the creditor itself is a financial institution (unless it represents an approved collective investment scheme);

•                  a creditor of a non-bank deposit-taker who is not a New Zealand citizen or resident in New Zealand for tax purposes will generally not be covered by the guarantee (but will receive the benefit of the guarantee if they are creditors of New Zealand incorporated registered banks and are otherwise eligible under the guarantee); and

•                  the Crown’s liability to each eligible creditor is limited to NZ$1,000,000 in respect of each deposit-taker (subject to adjustment for collective investment schemes)  This will be reduced to $25,000 under the extended scheme.

Finally, separately from the opt-in retail deposit guarantee scheme, the Reserve Bank is in the process of implementing a  prudential regulatory regime for non-bank deposit-takers.

As at 2 February 2010, 63 deposit-takers were participants in the retail deposit guarantee scheme and deposits totalling approximately NZ$133 billion had been guaranteed.  This does not include any offset resulting from the recovery of the remaining assets of the deposit-taker in the event the guarantee is called upon.  In the period from 12 October 2008 to 31 January 2010, two non-bank deposit taking entities failed, resulting in calls on the guarantee totalling $68.8 million.

Wholesale Funding Guarantee Facility

On 1 November 2008, the Minister of Finance announced the establishment of an opt-in wholesale funding guarantee facility. The primary objective of the wholesale funding guarantee facility is to facilitate access to international financial markets by New Zealand financial institutions, in a global environment where international investors remain highly risk averse and where many other governments have offered guarantees on their banks’ wholesale debt. Under the wholesale funding guarantee facility, the Crown receives a fee from each participating institution based on the institution’s credit rating and the term and amount of guaranteed debt issued.

Exposure under the wholesale funding guarantee facility is not limited to debts denominated in New Zealand Dollars. A valid claim on a guaranteed foreign-currency issue may therefore result in a foreign-currency exposure to the Crown.

Deposit-taking financial institutions seeking to utilise the wholesale funding guarantee facility will be expected to have applied for a guarantee under the Crown’s retail deposit guarantee scheme. In addition to the risk management under the retail deposit guarantee scheme, the Crown further manages its risk exposure under the wholesale funding guarantee facility by:

•                  limiting the availability of the scheme to financial institutions that have an investment grade credit rating (BBB- or better), and have substantial New Zealand borrowing and lending operations (but excluding  institutions that are simply financing a parent or related company).  The inclusion of a financial institution under the wholesale funding guarantee facility is discretionary and is subject to the Crown entering into a facility deed with the financial institution;

•                  limiting the amount of debt covered by the guarantee to debt up to 125% of the total stock of eligible types of debt in issue prior to the intensification of the global capital crisis;

•                  requiring financial institutions to apply for guarantee eligibility certificates in respect of proposed debt security issues rather than giving a blanket guarantee of all of an eligible financial institutions’ debt  securities;

•                  limiting the guarantee to senior debt securities with a tenor of five years or less that are denominated in an approved currency;

•                  limiting the Crown’s obligations under the wholesale funding guarantee facility to principal and interest (other than penalty interest or other amount only payable following a default) falling due on their respective scheduled due dates;

•                  basing the fees for the scheme on credit ratings so that if the financial institution is downgraded the Crown collects higher revenues; and

•                  establishing additional capital buffers by requiring an additional 2% Tier 1 capital buffer for banks above the 4% regulatory minimum (the required capital buffer for non-banks is assessed on a case by case basis).

In addition:

•                  the Crown has the discretion to terminate the right of eligible financial institutions to apply for guarantee eligibility certificates when international credit markets return to normal;

•                  the fee structure for the wholesale funding guarantee facility may be reviewed from time to time in order to help manage usage of the scheme;

•                  eligible financial institutions may not issue debt securities under guarantee eligibility certificates if they become insolvent;

•                  eligible financial institutions are required to manage the issuance of guaranteed debt securities so as to achieve a suitable maturity profile spread; and

•                  persons related to an eligible financial institution are not entitled to make claims under the wholesale funding guarantee facility of debt securities issued by that financial institution.

As at 31 January 2010, five institutions had joined the wholesale funding guarantee facility and $10.4 billion of issuance had been guaranteed.  In March 2010, in response to improvements in the global credit markets, the Minister of Finance announced that the government would close the guarantee scheme for wholesale debt issuances by New Zealand financial institutions on 30 April 2010.

Business Law Environment

Company Law

The Companies Act 1993 provides the framework for the formation and governance of companies.

Securities Law

The Securities Act 1978 applies to securities that are advertised or offered to the public.  The Act places restrictions on advertisements for securities and requires a prospectus to be prepared before securities can be offered.  It also requires an investment statement, which summarises the key features of the offer, to be distributed to an investor before they subscribe to the securities.

The Act also establishes the Securities Commission, which has powers of investigation and enforcement, as well as the power to issue exemptions from some securities law requirements.

The Securities Markets Act 1988 regulates the operation of securities markets and trading behaviour on those markets. The Act establishes a system for registration of securities exchanges and approval of the rules of securities exchanges and provides for oversight of exchanges by the Securities Commission.  It contains prohibitions on insider trading and requires exchanges to have specific rules for continuous disclosure of price-sensitive information.  It also requires disclosure of substantial security holdings and directors’ and officers’ shareholdings.

Both the Securities Act and the Securities Markets Act were amended in October 2006 to overhaul the law on insider trading, introduce new law on ‘market manipulation’ and require more effective disclosure by investment advisers and brokers.  These changes came into effect on 29 February 2008.

Capital Market Development Taskforce; The Capital Market Development Taskforce was established in July 2008 and released its final report in December 2009. The Taskforce proposed a number of actions the government and the private sector could take to:

•                  improve the quality of the products available to retail investors, and the advice they receive;

•                  improve businesses’ access to the capability and capital they need at each stage of their development; and

•                  improve the regulatory and tax environment for capital markets.

The summary and full text of the Taskforce report is available at:  http://www.med.govt.nz/templates/MultipageDocumentTOC____42335.aspx.

The government has prepared an Action Plan outlining its response to the proposals in the CMD Taskforce report, which can be accessed at:

http://www.med.govt.nz/templates/MultipageDocumentTOC____42528.aspx.

Many of the recommendations will be incorporated in a review of the Securities Act which commenced during 2009.

The Takeovers Act 1993 applies to takeovers of listed companies and those with 50 or more members or shareholders.  The Takeovers Code, established under the Act, regulates acquisitions of over 20% of the securities in those companies.  The Code seeks to ensure that all shareholders are treated equally and, on the basis of proper disclosure, are able to make an informed decision as to whether to accept or reject an offer made under the Code.

The Financial Advisers Act 2008 regulates financial advisers, regulating who may provide financial advice and what information financial advisers must disclose to potential investors.  This Act also makes financial advisers accountable for the advice they provide and includes extensive public enforcement provisions to protect investors, including providing the Securities Commission with the ability to apply to the Court for various orders and seek civil penalties and remedies for a breach of the Act.

Competition Law

The purpose of the Commerce Act 1986, as amended by the Commerce Amendment Act 2008, is to promote competition in markets for the long-term benefit of consumers within New Zealand.  Very broadly, the Act prohibits:

•                  agreements that have the purpose, effect, or likely effect of substantially lessening competition in a market;

•                  the taking advantage of a substantial degree of power in a market to prevent a person entering or engaging in competitive conduct in that or any other market; and

•                  business acquisitions that would have, or would be likely to have, the effect of substantially lessening competition in a market.

The Act also provides for:

•                  the authorisation of restrictive trade practices or business acquisitions that would substantially lessen competition if the public benefits of allowing such practices or acquisitions to go ahead would be expected to exceed the detriments;

•                  the control of goods and services in markets where competition is limited and where it is in the interest of consumers to do so;

•                  other kinds of regulatory intervention, including information disclosure and arbitration;

•                  information disclosure by the major airports; and

•                  a targeted control regime for regulating electricity lines and gas pipelines businesses, where regulated businesses are required to adopt either a default price-quality path set by the regulator or else one customised for the business and sanctioned by the regulator.

Financial Reporting Law

Issuers of securities and large profit-oriented reporting entities in New Zealand are required to fully comply with International Financial Reporting Standards (IFRS).  The arrangements to achieve this and to cater for entities pursuing public benefit rather than profit and small and medium-sized entities are described below.

The Financial Reporting Act 1993 applies to “reporting entities”, which are defined as issuers of securities under the Securities Act, and companies and other entities whose legislation requires them to comply with the Act.

The Act places obligations on such organisations to prepare financial statements that comply with generally accepted accounting practice within five months of their financial year or balance date.  Smaller companies that meet proscribed criteria (except issuers of securities and overseas companies) can comply with less stringent reporting requirements, as the benefits of full financial reporting are unlikely to justify the costs for small privately held companies.

The Act also requires issuers of securities and overseas companies to have their financial statements audited and to file those financial statements with the Registrar of Companies on a public register.  However, the obligation on small overseas companies to audit and file financial statements under the Act has been removed.  The auditing requirements for other entities are found in other legislation (for example the auditing requirements for New Zealand companies are found in the Companies Act 1993).

The Act establishes the Accounting Standards Review Board (ASRB) to approve Financial Reporting Standards (which form the basis of generally accepted accounting practice).  While any entity can submit standards to the ASRB, the practice has been for the Institute of Chartered Accountants New Zealand, a professional body, to develop and submit Financial Reporting Standards for approval by the Board.

These procedures have the effect of requiring large profit-oriented reporting entities to fully comply with the IFRS.  The ASRB may also agree to approve additional reporting requirements for these entities.  A number of amendments to these standards cater for financial reporting requirements of public sector entities and not-for-profit entities. The set of approved standards are collectively known as “New Zealand equivalents to International Financial Reporting Standards”.

The decision to adopt IFRS was taken in 2002 and the New Zealand equivalents to the IFRS were fully operational for issuers and for publically accountable and large entities for reporting periods beginning on or after 1 January 2007.

Small entities have the option to delay the adoption of the New Zealand equivalents to IFRS pending a government review of the financial reporting requirements applying to small and medium companies under the Financial Reporting Act. The Ministry of Economic Development has recently issued a discussion paper on the review.  The paper proposes changes to the institutional arrangements for standard setting and the allocation of statutory responsibilities, as well as the rationalisation of reporting obligations for many New Zealand entities.

MONETARY POLICY

Objectives

The Reserve Bank of New Zealand Act 1989 stipulates that the Bank is to formulate and implement monetary policy directed to the economic objective of achieving and maintaining stability in the general level of prices.  The Act requires that there be a Policy Targets Agreement (PTA) between the Minister of Finance and the Governor of the Reserve Bank. The most recent PTA was signed in December 2008 after the new government took office.  There were no substantive changes to the Agreement.  For the purpose of the PTA, the policy target is to keep future CPI inflation outcomes between 1% and 3% on average over the medium term.

Section 3 of the PTA notes that there is a range of events that will cause the actual rate of CPI inflation to vary about its medium-term trend.  When such disturbances occur, the Bank is tasked with responding in a manner consistent with meeting its medium-term target.

The PTA requires the Bank, in pursuing the price stability target, to seek to avoid unnecessary instability in output, interest rates and the exchange rate and to implement policy in a sustainable, consistent and transparent manner.

The Reserve Bank Act provides the Bank with a considerable degree of autonomy to carry out the price stability objective.  However, the Act contains certain provisions that enable the government to override the price stability objective and the PTA, provided this is done in accordance with a set of procedures that would make the override publicly transparent.

Implementation

The Official Cash Rate (OCR) is the interest rate set by the Reserve Bank to meet the inflation target specified in the Policy Targets Agreement.  The OCR influences the price of borrowing money in New Zealand and provides the Reserve Bank with a means of influencing the level of economic activity and inflation.  The OCR is a fairly conventional tool by international standards.

The OCR was introduced in March 1999 and is reviewed eight times a year by the Bank.  The Bank issues “Monetary Policy Statements” with the OCR announcement on four of these occasions.  Unscheduled adjustments to the OCR may occur at other times in response to unexpected or sudden developments but, to date, this has occurred only once — following the 11 September 2001 attacks in the United States.

During 2006, the Bank moved to a new liquidity management regime.  Under the regime, the Reserve Bank sets no limit on the amount of cash it will borrow or lend at rates related to the OCR..  The Bank stands ready to lend cash overnight at 50 basis points above the OCR when secured over government liabilities in its overnight reverse repurchase facility.  Overnight balances in exchange settlement accounts are remunerated at the OCR.

The Bank publishes an assessment of economic conditions at quarterly intervals in its Monetary Policy Statements.  The Statements contain projections that incorporate a forward path for interest rates that is consistent with achieving the inflation target.  These projections are highly conditional, being based on a range of technical assumptions, but they serve to provide some indication of the Bank’s current thinking on the policy outlook.

From 2004 until mid-2008, monetary policy was in a tightening phase with the Reserve Bank increasing the Official Cash Rate (OCR) by a total of 325 basis points from 5.0% in January 2004 to a peak of 8.25% in July 2007.  The policy tightening reflected a prolonged period of strength in the domestic economy which left productive resources stretched and led to a rise in non-tradable inflation.

Following a long period of growth, economic activity began to decline in the first quarter of 2008.  Initially this reflected three concurrent shocks: a correction in the housing market, sharply rising commodity prices and drought over much of the country.  The global credit crisis exacerbated the decline in economic activity with real GDP declining a cumulative 3.3% in the five quarters to March 2009.  Modest growth of 0.2% was recorded in the June and September quarters 2009.

Annual CPI inflation declined from 5.1% in the September 2008 quarter (a result due principally to high international oil and food prices) to 2.0% in the December 2009 quarter.  Reflecting the worsening international financial crisis and the consequent outlook for economic activity and inflation, the Reserve Bank reduced the OCR from 8.25% to 2.50% between July 2008 and April 2009.

At its most recent policy announcement in January 2010, the Reserve Bank left the OCR unchanged at 2.5%.  The economy is believed to be growing again but the after-effects of the financial crisis are expected to weigh on growth for some time to come.  As a result, the Bank said it expected to keep the OCR at 2.5% until the second half of 2010.  Annual CPI inflation is expected to continue to remain comfortably within the target range over the medium term.

Interest Rates and Money and Credit Aggregates

The following tables show developments in major interest rates and money and credit aggregates since the March quarter of 2004.

Key Interest Rates: Monthly Averages

		Overnight	90-Day Bank Bill	Government Loan Stock Rates			Bank Base Lending
Month		Cash Rate	Rate	2 Year	5 Year	10 Year	Rates(1)
2005	March	6.67	6.99	6.39	6.29	6.16	10.40
	June	6.75	7.03	6.05	5.84	5.71	10.41
	September	6.75	7.09	5.95	5.74	5.71	10.49
	December	7.19	7.66	6.64	5.95	5.83	10.98
2006	March	7.25	7.49	6.37	5.80	5.72	11.00
	June	7.25	7.47	6.00	5.97	5.84	11.07
	September	7.25	7.56	6.64	6.19	5.80	11.07
	December	7.51	7.66	6.49	6.22	5.77	11.04
2007	March	7.59	7.88	6.79	6.50	5.87	11.31
	June	8.10	8.32	7.33	7.13	6.72	11.82
	September	8.02	8.81	6.93	6.55	6.16	12.11
	December	8.18	8.90	7.47	7.16	6.40	12.15
2008	March	8.10	8.91	6.74	6.68	6.36	12.25
	June	8.21	8.68	6.58	6.45	6.42	12.42
	September	7.52	7.95	5.77	5.77	5.82	12.32
	December	5.05	5.23	4.52	4.58	4.88	11.23
2009	March	3.08	3.24	3.35	4.02	4.77	10.03
	June	2.45	2.78	3.78	4.80	5.97	9.99
	September	2.58	2.77	4.01	4.84	5.63	10.03
	December	2.43	2.78	4.21	5.41	6.02	10.05

(1) Weighted average base lending rates of the four largest registered banks.

Money and Credit Aggregates:  Annual % Change

Quarter		M1(1)	M3	Private Sector Credit	Domestic Credit
2005	March	0.7	6.3	13.2	13.7
	June	0.0	8.4	11.9	11.1
	September	0.3	9.8	8.3	8.5
	December	-1.8	7.3	10.2	9.9
2006	March	-1.8	9.8	7.3	6.7
	June	2.3	10.9	10.7	9.1
	September	3.7	13.4	11.5	9.4
	December	4.1	16.5	12.5	11.2
2007	March	3.4	12.7	13.4	11.6
	June	-2.0	10.7	13.8	12.1
	September	-0.5	9.4	13.5	12.2
	December	1.2	7.4	12.8	10.9
2008	March	2.4	6.5	11.6	9.4
	June	4.3	7.4	10.5	8.9
	September	6.9	6.9	9.5	9.7
	December	3.0	7.3	7.3	8.8
2009	March	2.5	6.8	4.4	6.3
	June	-2.6	2.8	2.4	3.8
	September	1.4	2.7	1.3	1.7
	December	1.3	-1.1	0.9	2.3

(1) M1 figures include currency in the hands of the public and cheque account balances only.

PUBLIC FINANCE AND FISCAL POLICY

Public Sector Financial System

No public money may be spent by the government except pursuant to an appropriation by Parliament.  At present there are two methods of appropriation.  The first is permanent appropriation, which covers principally the payment of interest on debt and certain fixed charges of the government, and which does not require the passage of a specific Appropriation Act by Parliament.  The second is by annual appropriation, which provides for most of the expenditure of the government and which does require the passage of a specific Act or Acts each year.

All borrowing by the government is undertaken under the Public Finance Act 1989, which provides that the Minister of Finance may from time to time, if it appears necessary or expedient in the public interest to do so, borrow money from any person, organisation or government, either within or outside New Zealand, on such terms and conditions as the Minister thinks fit.

Public Sector Financial Management

In 1994, the fiscal deficit in New Zealand was eliminated after 10 years of difficult political decision-making and management reform.  Reform of the public sector financial management system was an integral component of this.  New Zealand’s public sector financial management system is now underpinned by two key pieces of legislation, the State Sector Act 1988 and the Public Finance Act 1989, which has been amended and now incorporates the provisions previously contained in the Fiscal Responsibility Act 1994.

State Sector Act 1988.  This Act defines the responsibilities of chief executives of departments and their accountability to Ministers.  The main objectives of the Act are to improve productivity, to ensure that managers have greater freedom and flexibility to manage effectively and, at the same time, to ensure that managers are fully accountable to the government for their performance.  This has led to the formulation of performance contracts between Ministers and chief executives.  These contracts specify expectations of performance and provide a basis for assessment, which may result in a combination of rewards or sanctions.

Public Finance Act 1989.  The Public Finance Act 1989 provides the legislative basis for improving the quality and transparency of financial management and information.  This is an essential component of the accountability arrangements established under the State Sector Act.

The driving principle behind the Public Finance Act is a move of focus from what departments consume to what they produce.  Hence, budgeting and reporting is on an output basis rather than relying solely on information relating to how outputs are produced.  Departments were made responsible for outputs (the goods and services they produce) while Ministers were made responsible for selecting the output mix to achieve government outcomes (desired goals).

The Act requires the Crown and all its sub-entities to report on a basis consistent with Generally Accepted Accounting Practice (GAAP).  This has significantly improved the comparability and reliability of the financial information reported.

Consistent with the output focus, the Public Finance Act requires additional disclosures such as statements of intent and statements of service performance.  The documents go beyond disclosure of financial information and require disclosure of objectives and service and financial management performance.  In addition, the Act specifies other Crown disclosures specific to the public sector such as a statement of unappropriated expenditure and a statement of emergency expenditure or expenses or liabilities.

In addition, the Public Finance Act outlines requirements for ex ante information essential for a robust system of government budgeting.  The Public Finance Act specifies a number of specific disclosures required for the Estimates (the government’s Budget documentation).  Also as part of ex ante information disclosure requirements, the Act requires departmental Statements of Intent and forecast financial statements, Crown Entity statements of intent and statements of corporate intent for SOEs.

From 1991, government departments and Offices of Parliament have been required to prepare financial statements consistent with GAAP.  The first set of financial statements for the combined Crown (the Government of New Zealand) was produced for the six months ended 31 December 1991.  The first annual set was produced for the financial year ended 30 June 1992.  From 1 July 1992, the statements also included the Crown’s interest in SOEs and Crown Entities.  Monthly Crown Financial Statements are now

published for the period from the beginning of the financial year to the end of each month from September onwards.

Since 30 June 2003, the Crown financial statements have been prepared on a fully consolidated basis incorporating line by line the total revenue and expenses of SOEs and Crown entities.

Fiscal Responsibility Provisions

The Fiscal Responsibility Act 1994 promoted consistent, good quality fiscal management.  This Act has now been repealed but its provisions have largely been incorporated into Part 2 of the Public Finance Act 1989.

Part 2 of the Public Finance Act 1989 now provides the legislative framework for the conduct of fiscal policy in New Zealand.  Part 2 encourages better decision-making by the government, strengthens accountability and ensures more informed public debate about fiscal policy.

Part 2 works by requiring the government to:

•                  follow a legislated set of principles of responsible fiscal management and publicly assess their fiscal policies against these principles.  The government may temporarily depart from the principles but must do so publicly, explain why they have departed and reveal how and when they intend to conform to the principles;

•                  publish two fiscal responsibility documents: the Budget Policy Statement (BPS) and the Fiscal Strategy Report (FSR).  These documents focus on different aspects of the govenrment’s fiscal policy.  The BPS has a shorter-term focus.  It sets out the over-arching policy goals that will guide the government’s Budget decisions and the government’s priorities for the forthcoming Budget.  The FSR sets out the government’s long-term fiscal strategy and explains how that strategy accords with the principles of responsible fiscal management;

•                  publish economic and fiscal forecasts (Economic and Fiscal Updates — EFU) twice each financial year: at the time of the Budget and again before the end of the the calendar year.  The Treasury is also required to publish an EFU prior to a general election.  In addition, the Treasury is required to publish, at least every four years, a Statement on the Long-term Fiscal Position, looking out at least 40 years.  The first such Statement was presented to Parliament in June 2006  and the second in October 2009;

•                  present all financial information under Generally Accepted Accounting Practice;

•                  require the Treasury to prepare forecasts based on its best professional judgement about the impact of policy, rather than relying on the judgement of the government.  It also requires the Minister of Finance to communicate all of the government’s policy decisions to the Treasury so that the forecasts are comprehensive; and

•                  refer all reports required under the Act to a parliamentary select committee.

These requirements mean that the government of the day has to be transparent about both its intentions and the short and long-term impact of its spending and taxation decisions.  Such transparency is likely to lead governments to give more weight to the longer-term consequences of their decisions and is therefore likely to lead to more sustainable fiscal policy.  This increases predictability about, and stability in, fiscal policy settings, which helps promote economic growth and gives people a degree of certainty about the on-going provision of government services and transfers.

Part 2 of the Public Finance Act establishes a set of principles for use as a benchmark against which the fiscal policies of the government can be judged by Parliament and its Finance and Expenditure Committee.

These principles are:

•                  to reduce debt to prudent levels to provide a buffer against future adverse events;

•                  to run operating surpluses until prudent debt levels are achieved;

•                  to maintain prudent debt levels by ensuring that, on average, total operating expenses do not exceed total operating revenues i.e., the government is to live within its means over time, with some scope for flexibility through the business cycle;

•                  to achieve and maintain levels of net worth to provide a buffer against adverse events;

•                  to manage the risks facing the Crown; and

•                  to pursue policies that are consistent with a reasonable degree of predictability about the level and stability of future tax rates.

The presumption is that the government should follow these principles, although it may depart temporarily from these principles if it wishes.  The legislation requires, however, that the government specify its reasons for departure from the principles, how it expects to return to the principles, and when.  This recognises the difficulty of attempting to anticipate all future events and, therefore, the need for some short-term policy flexibility, but also requires that departures are transparent and should only be temporary.

Adoption of new Reporting Standard

The government implemented the New Zealand International Financial Reporting Standard (NZIFRS) from 1 July 2007.  The impacts of the adoption of NZIFRS are:

•                  more disclosures in financial statements;

•                  more volatility in financial performance as a result of greater use of fair value measurement; and

•                  previously off-balance-sheet items (e.g., derivatives) brought into the balance sheet.

Current Fiscal Position and 2009 Budget

The following table summarises the government’s fiscal position according to Generally Accepted Accounting Practice (GAAP) in line with the provisions of Part 2 of the Public Finance Act 1989.

Year ended 30 June $ million	2005 Actual	2006 Actual	2007 Actual	2008 Actual	2009 Actual	2010 Half Year Update (1)

Statement of financial performance
Core Crown tax revenue	47,468	50,973	53,477	56,747	54,681	51,248
Core Crown other revenue	3,577	4,762	4,734	5,072	4,801	5,503
Core Crown revenue	51,045	55,735	58,211	61,819	59,482	56,751
Crown entities, SOE revenue and eliminations	14,322	15,690	16,378	19,660	20,446	19,221
Total Crown revenue	65,367	71,425	74,589	81,479	79,928	75,972

Social security and welfare	14,682	15,598	16,768	17,877	19,382	21,155
Health	8,813	9,547	10,355	11,297	12,368	13,434
Education	7,930	9,914	9,269	9,551	11,455	11,649
Core government services	2,567	2,507	4,817	3,371	5,293	4,071
Other core Crown expenses	10,903	11,754	12,795	14,901	15,504	15,211
Core Crown expenses	44,895	49,320	54,004	56,997	64,002	65,520
Crown entities, SOE expenses and eliminations	13,397	15,015	14,725	18,845	19,819	17,917
Total Crown expenses	58,292	64,334	68,729	75,842	83,821	83,437

OBEGAL	7,075	7,091	5,860	5,637	(3,893)	(7,465)
Gains/(losses)	(1,144)	2,451	2,162	(3,253)	(6,612)	2,671
Operating balance	5,931	9,542	8,022	2,384	(10,505)	(4,794)

Statement of financial position
Property, plant and equipment	67,494	89,141	95,598	103,329	110,135	114,221
Financial assets	42,005	66,396	73,718	85,063	93,359	97,497
Other assets	19,714	9,503	11,031	12,443	13,657	13,399
Total assets	129,212	165,040	180,347	200,835	217,151	225,117

Borrowings	37,728	40,027	41,898	46,110	61,953	73,389
Other liabilities	37,243	41,042	41,622	49,211	55,683	56,919
Total liabilities	74,972	81,069	83,520	95,321	117,636	130,308

Net worth	54,240	83,971	96,827	105,514	99,515	94,809

Fiscal Indicators
Core Crown tax revenue	47,468	50,973	53,477	56,747	54,681	51,248
Core Crown expenses	44,895	49,320	54,004	56,997	64,002	65,520
OBEGAL	7,075	7,091	5,860	5,637	(3,893)	(7,465)
Operating balance	5,931	9,542	8,022	2,384	(10,505)	(4,794)
Net debt	19,879	16,163	13,380	10,258	17,119	27,371
Gross debt	35,478	33,903	30,647	31,390	43,356	53,651
Net worth	54,240	83,971	96,827	105,514	99,515	94,809

(1) Budget Update announced 15 December 2009.

as % of GDP	Actual	Actual	Actual	Actual	Actual	Half Year Update (1)

GDP	152,014	158,629	169,135	179,227	180,210	184,466

Statement of financial performance
Core Crown tax revenue	31.2%	32.1%	31.6%	31.7%	30.3%	27.8%
Core Crown other revenue	2.4%	3.0%	2.8%	2.8%	2.7%	3.0%
Core Crown revenue	33.6%	35.1%	34.4%	34.5%	33.0%	30.8%
Crown entities, SOE and elimination revenue	9.4%	9.9%	9.7%	11.0%	11.3%	10.4%
Total Crown revenue	43.0%	45.0%	44.1%	45.5%	44.4%	41.2

Social security and welfare	9.7%	9.8%	9.9%	10.0%	10.8%	11.5%
Health	5.8%	6.0%	6.1%	6.3%	6.9%	7.3%
Education	5.2%	6.2%	5.5%	5.3%	6.4%	6.3%
Core government services	1.7%	1.6%	2.8%	1.9%	2.9%	2.2%
Other core Crown expenses	7.2%	7.4%	7.6%	8.3%	8.6%	8.2%
Core Crown expenses	29.5%	31.1%	31.9%	31.8%	35.5%	35.5%
Crown entities, SOE and elimination expenses	8.8%	9.5%	8.7%	10.5%	11.0%	9.7%
Total Crown expenses	38.3%	40.6%	40.6%	42.3%	46.5%	45.2%

OBEGAL	4.7%	4.5%	3.5%	3.1%	(2.2)%	(4.0)
Gains/(losses)	(0.8)%	1.5%	1.3%	(1.8)%	(3.7)%	1.4%
Operating balance	3.9%	6.0%	4.7%	1.3%	(5.8)%	(2.6)%

Statement of financial position
Property, plant and equipment	44.4%	56.2%	56.5%	57.7%	61.1%	61.9%
Financial assets	27.6%	41.9%	43.6%	47.5%	51.8%	52.9%
Other assets	13.0%	6.0%	6.5%	6.9%	7.6%	7.3%
Total assets	85.0%	104.0%	106.6%	112.1%	120.5%	122.0%

Borrowings	24.8%	25.2%	24.8%	25.7%	34.4%	39.8%
Other liabilities	24.5%	25.9%	24.6%	27.5%	30.9%	30.9%
Total liabilities	49.3%	51.1%	49.4%	53.2%	65.3%	70.6%

Net worth	35.7%	52.9%	57.2%	58.9%	55.2%	51.4%

Fiscal Indicators
Core Crown tax revenue	31.2%	32.1%	31.6%	31.7%	30.3%	27.8%
Core Crown expenses	29.5%	31.1%	31.9%	31.8%	35.5%	35.5%
OBEGAL	4.7%	4.5%	3.5%	3.1%	(2.2)%	(4.0)%
Operating balance	3.9%	6.0%	4.7%	1.3%	(5.8)%	(2.6)%
Net debt	13.1%	10.2%	7.9%	5.7%	9.5%	14.8%
Gross debt	23.3%	21.4%	18.1%	17.5%	24.1%	29.1%
Net worth	35.7%	52.9%	57.2%	58.9%	55.2%	51.4%

(1) Budget Update announced 15 December 2009.

Taxation

The main taxes are the income tax and Goods and Services Tax (GST), a value-added tax.  Both are applied at low rates to broad bases.  This is the result of the major tax reforms undertaken since the mid-1980s.  The introduction of GST in 1986 marked a significant shift in the mix of taxation from direct to indirect tax.

Personal Income Tax

All income other than capital gains is taxed.  The tax rates for individuals changed on 1 October 2008 and again on 1 April 2009.

As at 1 October 2008, the effective personal tax scale applying to people who earn wage and salary income was as follows:  15% on income up to $14,000 per annum; 21% on income between $14,000 and $40,000: 33% on income between $40,000 and $70.000 and 39% on income above $70,000.

The new rates of applicable from 1 April 2009 are as follows: 12.5% on income up to $14,000 per annum; 21% on income between $14,000 and $48,000; 33% on income between $48,000 and $70,000 and 38% on income above $70,000.  In addition, a new tax credit was introduced for some independent earners who are not currently entitled to government assistance.

Withholding taxes apply to wages and salaries and to interest income and dividends.  Fringe benefits are taxed separately.

Tax credits based on combined family income are available to families with children.

The tax treatment of pension funds and other savings is “TTE”: contributions are made from Tax-paid income, fund earnings are Taxed, and withdrawals are Exempt.  Changes introduced on 1 October 2007 in conjunction with the introduction of a work-based savings scheme reduced the tax on savings.  These include:

•                  Investment income earned through a managed fund that qualifies as a Portfolio Investment Entity (PIE) is taxed at a maximum rate of 30%.  PIEs are not taxed on realised gains from shares in New Zealand companies and some Australian listed companies; and

•                  A tax exemption for employer contributions to registered employee superannuation schemes.

Indirect Taxes

GST applies at a uniform rate of 12.5%.  Financial services and housing rentals are exempt.  Additional indirect taxes are applied to alcohol and tobacco products, petroleum fuels and gaming.  There are also cheque and gift duties.

Company Taxes

The company tax rate is 30%.  Imputation credits are attached to dividends.  Inter-corporate dividends (other than from wholly-owned subsidiaries) are taxed as income.  Depreciation rates for new assets are based on the economic life of the asset plus a 20% loading.  There is immediate deductibility against income of forestry and mineral mining development costs, petroleum exploration expenditure and most agricultural development costs.

International Taxation

The foreign-source income of New Zealand residents is subject to tax, with certain exceptions.  An income tax exemption for the active foreign income of controlled foreign companies applies for all income years beginning on or after 1 July 2009.  The exemption is similar to that operating in other OECD countries.  Non-active (or passive) foreign income of controlled foreign companies is taxed on accrual according to the resident controller’s interest.  The government intends to extend the active income exemption to non-portfolio foreign investment funds and to branches of New Zealand companies operating offshore.

  Investments in the shares of foreign companies (except for some Australian listed companies) of less than 10% are taxed under the Fair Dividend Rate method.  The investor is attributed income equal to 5% of the investment’s opening value.  Dividend income is exempt.  Where an individual can show the unrealised gain on their investments is less than 5%, the investor is taxed on this lower amount.

The tax treatment of the New Zealand income of non-residents encourages inward capital flows where this is feasible.  Interest payments to non-residents are subject either to non-resident withholding tax (in most cases at a 10% rate where a double tax agreement applies and 15% otherwise) or to a 2% levy.  In the case of New Zealand government debt, the issuer absorbs the levy.  The government is considering whether to remove the 2% levy on certain bond issues.

Dividends paid to non-residents are also subject to withholding taxes.  Currently, companies paying fully imputed dividends to non-resident investors can receive a credit of part of the company tax paid, which the company then pays to the investor.

The government is currently re-negotiating its network of double tax agreements, with a view to reducing non-resident withholding tax on dividends to zero for shareholdings in excess of 80% and 5% for shareholdings of 10% or more.  Prior to the entry into force of any new double tax agreements, consequential changes to limit the availability of the tax credit referred to in the previous paragraph will occur.  The net effect is that the maximum combined level of company tax and withholding tax will, in most cases, continue to be 30%.  It is expected to take several years to fully roll out this new policy across New Zealand’s network of double tax agreements.

The government has implemented transfer pricing and thin capitalisation regimes.  It has recently abolished relief for New Zealand tax on offshore income derived by New Zealand companies on behalf of non-residents as these rules had led to tax avoidance.  It is considering alternative methods of providing relief.

Taxation Reform

During 2009, the Victoria University of Wellington convened a Tax Working Group to address key medium-term tax policy challenges facing New Zealand.  The Working Group presented its report to the government in January 2010.  .

In response, the Prime Minister announced, in broad terms, the tax changes that will be developed as part of the 2010 Budget.  As part of a suite of changes that is intended to be fiscally neutral, the government is looking at reducing personal tax rates, increasing GST and changing tax rules on property investment. The government has also said New Zealand needs to maintain a competitive company tax rate.  The details of the tax changes will be announced in the May 20 Budget.

GOVERNMENT ENTERPRISES

State-Owned Enterprises

In May 1986, the government announced a major programme for reform of government enterprises.  The aim of the reforms was to improve the efficiency and accountability of the enterprises and reduce the government’s exposure to business risk.  To this end, the government restructured a large number of its departmental trading activities and established them as businesses operating on a basis as close as possible to private sector companies.

SOEs are required to operate on the basis of principles and procedures contained in the State-Owned Enterprises Act 1986. Under the Act, the boards of SOEs have complete autonomy on operational matters, such as to how resources are used, pricing and marketing of output.  Competitive advantages and disadvantages, including barriers to entry, have been removed, first, so that commercial criteria provide an objective assessment of performance and, secondly, to increase efficiency.  Under the Act, SOEs have no responsibility for continuing non-commercial operations and the government is required to negotiate an explicit contract if it wishes an SOE to carry out such activities.

Boards of directors drawn from the private sector have been formed to manage SOEs.  Each board is required to present to the shareholding Ministers a statement of corporate intent and an outline of business objectives, defining the nature and scope of activities and performance targets.  These are closely monitored and SOEs are expected to achieve performance targets and pay dividends on a basis comparable to their private sector competitors.  The shareholding Ministers may determine the levels of the dividends.

The SOEs borrow in their own names and on their own credit, in most cases without a guarantee or other form of credit support from the Government.  All SOEs have been informed that Government policy requires that they disclaim in loan documentation the existence of such guarantees or credit supports.

The government has stated that there will be no sales of SOEs during its first term of office (November 2008 — November 2011),

Crown Entities

Crown Entity is a collective term for bodies owned by the Crown that are not departments, Offices of Parliament or State-Owned Enterprises.  Crown Entitites range from Crown Research Institutes to regulatory bodies, such as the Commerce Commission and the Securities Commission.  Crown Entities are required to table their annual financial statements in Parliament.

Performance of Government Enterprises

The following tables show the Government’s financial interest in SOEs and Crown Entities.

Except for those entities listed below, all SOEs and significant Crown Entities have a balance date of 30 June, and the information reported in these tables is for the period ended 30 June 2009.

State-Owned Enterprises	Balance date	Information reported to

Asure New Zealand Limited	30 September	30 June 2009
Crown Entities
School boards of trustees	31 December	31 December 2008
Tertiary education institutions	31 December	30 June 2009

50

	30 June 2009			30 June 2008
	Revenue	Operating	Distributions	Revenue	Operating	Distributions
	(excl gains)	balance	to Crown	(excl gains)	balance	to Crown
	$m	$m	$m	$m	$m	$m
State-owned enterprises
AgriQuality New Zealand Limited	—	—	—	17	(5)	—
Airways Corporation of New Zealand Limited	140	5	6	139	11	6
Asure New Zealand Limited	—	—	—	10	1	2
AsureQuality Limited	137	6	3	104	5	—
Electricity Corporation of New Zealand Limited	—	—	—	1	—	—
Genesis Power Limited	1,940	(136)	36	2,545	99	29
Landcorp Farming Limited	11	10	13	8	59	12
Meridian Energy Limited	1,900	89	30	2,609	129	298
Meteorological Service of New Zealand Limited	36	4	1	35	3	—
Mighty River Power Limited	1,118	160	56	1,176	113	56
New Zealand Post Limited	2,167	72	13	1,729	110	27
New Zealand Railways Corporation	955	246	—	241	(45)	—
Solid Energy New Zealand Limited	985	111	60	555	36	—
Timberlands West Coast Limited	6	(4)	25	19	(24)	—
Transpower New Zealand Limited	701	93	—	642	76	—
Kordia Group Limited	254	(1)	—	239	1	9
Animal Control Products Limited	6	1	1	6	1	1
Learning Media Limited	24	2	—	24	(2)	—
Quotable Value New Zealand	37	2	1	41	18	5
KiwiRail Limited	158	(6)	—	—	—	—
Total State-owned enterprises	10,575	654	245	10,140	586	445
Air New Zealand Limited	4,704	101	69	4,784	278	105
Total SOE’s and Air New Zealand Limited	15,279	755	314	14,924	864	550
Intra-segmental eliminations	(377)	156	—	(327)	(141)	—
Total per statement of segments	14,902	911	314	14,597	723	550
Crown Entities
Accident Compensation Corporation	4,734	(4,773)	—	4,200	(2,408)	—
Crown research institutes	675	11	10	644	21	—
District health boards (including the Crown Health Funding Agency)	10,641	(161)	—	9,896	(24)	—
Earthquake Commission	513	36	—	439	107	—
Housing New Zealand Corporation	962	(64)	2	891	18	13
Museum of New Zealand Te Papa Tongarewa	48	(10)	—	44	(14)	—
New Zealand Fire Service Commission	315	12	—	296	3	—
New Zealand Transport Agency	1,980	98	3	—	—	—
Public Trust	125	(46)	—	124	(28)	—
Schools Boards of Trustees	5,916	28	—	5,403	52	—
Tertiary Education Commission	2,795	52	49	2,642	2	—
TEIs	—	49	—	—	225	—
Transit New Zealand	—	—	—	1,206	600	—
Television New Zealand Limited	384	(1)	—	392	19	10
Other	3,137	227	4	4,925	47	2
Total Crown Entities	32,225	(4,542)	68	31,102	(1,380)	25
Intra-segmental eliminations	(896)	(185)	—	(2,089)	(146)	—
Total per statement of segments	31,329	(4,727)	68	29,013	(1,526)	25
Total Financial Interest in SOEs, Crown Entities and Air New Zealand Limited	46,231	(3,816)	382	43,610	(803)	575

	30 June 2009						30 June 2008
	Purchase	Total	Total	Total	Total
	of PPE	PPE	assets	borrowings	Liabilities	Equity	Equity
	$m	$m	$m	$m	$m	$m	$m
State-owned enterprises
Airways Corporation of New Zealand Limited	21	112	136	36	84	52	54
Asure New Zealand Limited	—	—	—	—	—	—	—
AsureQuality Limited	4	27	55	3	21	34	31
Electricity Corporation of New Zealand Limited	—	—	2	—	—	2	2
Genesis Power Limited	201	1,912	2,594	656	1,201	1,393	1,407
Landcorp Farming Limited	55	1,305	1,651	280	290	1,360	1,449
Meridian Energy Limited	484	6,743	7,181	1,392	2,896	4,284	4,205
Meteorological Service of New Zealand Limited	3	13	23	6	12	12	9
Mighty River Power Limited	224	3,860	4,388	803	1,766	2,622	2,256
New Zealand Post Limited	47	330	11,277	10,294	10,608	669	667
New Zealand Railways Corporation	508	13,073	13,335	457	773	12,561	11,626
Solid Energy New Zealand Limited	118	421	714	13	280	434	368
Timberlands West Coast Limited	—	—	6	—	2	4	22
Transpower New Zealand Limited	333	2,728	3,079	1,346	1,651	1,427	1,334
Kordia Group Limited	30	165	274	122	177	97	101
Animal Control Products Limited	1	2	7	—	1	5	5
Learning Media Limited	—	1	11	—	6	5	4
Quotable Value New Zealand	1	2	31	3	9	22	22
KiwiRail Limited	17	—	—	—	—	—	—
Total State-owned enterprises	2,047	30,694	44,764	15,411	19,777	24,983	23,562
Air New Zealand Limited	284	2,594	5,142	1,587	3,483	1,659	1,551
Total SOE’s and Air New Zealand Limited	2,331	33,288	49,906	16,998	23,260	26,642	25,113
Intra-segmental eliminations	—	(193)	(245)	(35)	(58)	(183)	(136)
Total per statement of segments	2,331	33,095	49,661	16,963	23,202	26,459	24,977
Crown Entities
Accident Compensation Corporation	40	60	14,525	47	27,276	(12,751)	(7,977)
Crown research institutes	70	493	690	30	193	497	490
District health boards (including the Crown Health Funding Agency)	429	4,418	7,044	3,073	4,894	2,151	2,150
Earthquake Commission	4	14	5,663	—	92	5,571	5,535
Housing New Zealand Corporation	292	14,634	14,923	1,899	3,144	11,779	12,296
Museum of New Zealand Te Papa Tongarewa	12	1,006	1,034	—	10	1,024	1,024
New Zealand Fire Service Commission	51	500	557	4	78	479	471
New Zealand Transport Agency	1,232	24,085	24,728	—	429	24,299	—
Public Trust	3	8	1,094	1,099	1,110	(15)	20
Schools	118	1,339	2,472	94	740	1,732	1,668
Tertiary Education Commission	1	5	166	58	145	21	16
TEIs	—	—	7,417	—	—	7,417	7,037
Transit New Zealand	—	—	—	—	—	—	21,364
Television New Zealand Limited	12	145	328	36	111	217	201
Other	83	83	1,197	25	629	565	778
Total Crown Entities	2,347	46,790	81,838	6,365	38,851	42,986	45,073
Intra-segmental eliminations	—	(237)	(1,763)	(1,426)	(1,554)	(208)	(696)
Total per statement of segments	2,347	46,553	80,075	4,939	37,297	42,778	44,377
Total Financial Interest in SOEs, Crown Entities and Air New Zealand Limited	4,678	79,648	129,736	21,902	60,499	69,237	69,354

DIRECT PUBLIC DEBT (1)

Debt Management Objectives

During 1988, as part of the reform of the government’s financial management, the New Zealand Debt Management Office (NZDMO) was formed to improve the management of risk associated with the government’s fixed income portfolio, which comprises liabilities in both the New Zealand and overseas markets and some liquidity assets. The categories of risk managed are: market, credit, liquidity, funding, operational and concentration risk.

In 1988, the NZDMO introduced reforms of the public sector’s cash management involving centralisation of surplus cash funds for investment and cash management purposes, and decentralisation to departments of the responsibility for payments and other banking operations.

The separation of the government’s financial management from monetary policy enables the NZDMO to focus on defining a low-risk net liability portfolio for the Government and implementing it in a cost-effective manner.

Prior to March 1985, successive governments had borrowed under a fixed exchange-rate regime to finance the balance of payments deficit.  Since the adoption of a freely floating exchange rate regime, the government has borrowed externally only to rebuild the nation’s external reserves and to meet refinancing needs.

Direct public debt increased by a net amount of $9,384 million including swaps between 1 July 2008 and 30 June 2009.  This increase was due to a net increase in internal debt of $7,254 million and an increase of $2,130 million in external debt principally due to increased issuance of Treasury bills and government domestic bonds to meet the government’s funding requirements in the wake of the international credit crisis.  (The increase in external debt arose through increases in collateral and the impact of foreign-currency swaps.)As of 30 June 2009, 4.3% of the interest-bearing direct debt of the government was repayable in foreign currencies.  The quantifiable contingent liabilities of the Government, including the Reserve Bank of New Zealand, State-Owned Enterprises and Crown Entities, amounted to approximately $8,489  million.

Under existing legislation, amounts payable in respect of principal and interest upon New Zealand securities are a charge upon the public revenues of New Zealand, payable under permanent appropriation.  All of the indebtedness of New Zealand is otherwise unsecured.

Debt Record

New Zealand has always paid when due the full amount of principal, interest and amortisation requirements upon its external and internal debt, including guaranteed debt.

(1)                      The debt figures in this section are presented in nominal dollars and relate solely to the core Crown entity.  In this respect, they will differ from the sovereign-issued debt figures as disclosed in the Crown Financial Statements of New Zealand.  The latter are presented in accordance with generally accepted accounting practice and include debt issued by the Reserve Bank of New Zealand.

Summary of Direct Public Debt

Funded and Floating Debt

The following table sets out the direct funded and floating debt of the government on the dates indicated.  Funded debt is indebtedness with an original maturity of one year or more and floating debt is indebtedness with an original maturity of less than one year.  Funded debt, and therefore total direct debt, includes swap transactions.

Total direct debt includes a net swap payable ($339.3 million at June 2009) with offsetting impacts on internal and external funded debt.  Swap transactions, which are included in almost all the following public debt tables, increase external funded debt and reduce internal funded debt in 2008.

As at 30 June	2005	2006	2007	2008	2009
	(dollar amounts in millions)
Funded Debt(1)
Internal (2)	26,555.3	25,346.9	26,860.4	28,210.4	29,614.5
External (3)(4)	3,536.4	5,116.4	2,048.0	2,048.5	4,025.7
Floating Debt
Internal Debt (5)	5,595.0	5,057.0	2,303.4	1,655.0	7,505.0
External Debt (3)(6)	394.9	—	—	—	153.0
Total Direct Debt	36,081.6	35,520.3	31,211.4	31,913.9	41,298.2
Total Public Debt as a % of GDP(7)	23.9%	22.7%	18.9%	17.7%	23.1%

(1)                        Includes the effect of swap transactions.  Excludes indebtedness to international financial organisations arising from membership.

(2)                        Includes Government Wholesale Bonds, Kiwi Bonds, Index-Linked Bonds.

(3)                        External debt is converted at the mid-point of the 3:00 P.M. spot rate on 30 June for each year.

(4)                        Includes Public Bonds, Private Placements, Syndicated Loans, and Medium Term Notes.

(5)                        Treasury Bills and Reserve Bank Bills.

(6)                        Includes Sovereign Notes and Euro-Commercial Paper.

(7)                        GDP: Treasury Estimate for June years.

Direct Public Debt by Currency of Payment

As part of its debt management activities, the government enters into currency swap arrangements which have the effect of converting to a different currency principal obligations on New Zealand’s external debt.

The following table shows the direct public debt of New Zealand at 30 June 2009 by currency of payment after swap positions are taken into account and shows the estimated interest for the year ending 30 June 2010, including swap positions.

	Amount outstandings at 30 June 2009(1)	Estimated interest for the year to 30 June 2010(2)
	(dollar amounts in millions)
External Debt
Repayable in United States Dollars	1,424.8	34.8
Repayable in Japanese Yen	319.0	0.2
Repayable in Pounds Sterling	12.3	(0.1)
Repayable in Euro	0.0	23.9
Repayable in Other Currencies	0.0	21.7
Internal Debt	39,202.8	1,838.3
Subtotal	40,958.9	1,918.8
Swaps	339.3	—
Total Direct Public Debt	41,298.2

(1)                        Converted at the midpoint of the 3:00 P.M. spot exchange rates on 30 June 2009 which were:  NZD 1 = US$0. 6537 = Yen 62.69= Pounds 0.3927 =  Aus$ 0.8054 = Euro 0.4628

(2)                       In some cases, interest payments are offset by interest receipts.

Details of External Public Debt at 30 June 2009 (1)

The following table sets out by currency the estimated payments of principal, including mandatory amortisation provisions, to be made on the external direct public debt of New Zealand as at 30 June 2008, shown in New Zealand dollars based on rates of exchange on that date and with adjustment to reflect the effect of currency swap arrangements.

Maturing in year ended 30 June	2010	2011	2012	2013	2014	2015	2016 – 2019	2020+	Total
	(dollar amounts in millions)
United States dollar	1,168	62	153	-13	93	252	705	0	2,420
Japanese Yen	43	0	159	160	0	0	0	0	362
British pounds	0	0	0	0	0	12	0	0	12
Euro	0	0	245	184	0	302	504	0	1,235
Australian dollars	19	0	94	37	0	0	0	0	150
Total External Debt	1,230	62	651	368	93	566	1,209	0	4,179
Percentage of Total Foreign Debt	29.5%	1.5%	15.6%	8.8%	2.2%	13.5%	28.9%	0.0%	100%

(1)        Includes Sovereign Note Programme (notes not exceeding 270 days to maturity) and Euro-Commercial Paper Programme (notes not exceeding 365 days to maturity).

Interest and Principal Requirements

For the year ended 30 June 2009, the total payment of interest on public debt of the government was $1,917 million. The following table indicates the movements in external interest-bearing public debt since 2000, excluding swap positions.

	External Debt(1)		Interest Charges
	Amount (2)	As % of Total Public Debt	Amount	As % of Exports (3)
	(dollar amounts in millions)
30 June 2000	6,633.2	17.7	413.9	1.2
30 June 2001	6,022.8	15.7	404.5	0.9
30 June 2002	4,733.5	12.4	311.4	0.7
30 June 2003	4,523.0	11.8	216.6	0.5
30 June 2004	3,728.9	10.1	191.8	0.5
30 June 2005	2,709.0	7.5	167.6	0.4
30 June 2006	1,866.2	5.3	122.4	0.3
30 June 2007	1,638.2	5.2	88.8	0.2
30 June 2008	657.4	2.1	69.0	0.1
30 June 2009	1,756.1	4.3	48.1	0.1

(1)        Excludes non-interest-bearing indebtedness to international organisations.

(2)        External debt is converted at the midpoint of the 3:00 P.M. spot exchange rate on 30 June in each case.

(3)        Based on exports of goods and services for each year.

Maturity Profile of Direct Public Debt

The following table sets forth the maturity dates of New Zealand public debt outstanding as at 30 June 2009, including the effect of swap positions.

Loans Maturing in Year Ending 30 June(1)	External(2)	Internal		Total Debt
	(dollar amounts in millions)
2010	1,076.6	5,642.6		6,719.2
2011	62.2	7.0		69.2
2012	651.3	5,765.3		6,416.6
2013	368.1	5,201.7		5,569.8
2014	92.4	(72.4)		20.0
2015	566.0	3,916.7		4,482.7
2016 to 30 June 2019	1,209.1	7,738.2		8,947.3
After 30 June 2019	0.0	928.0		928.0
Treasury Bills	—	7,505.0		7,505.0
Other	153.0	487.4	(3)	640.4
Total	4,178.7	37,119.5		41,298.2

(1)        With respect to many of the loans, the Government has the option to redeem the securities at an earlier date.

(2)        Converted at the mid-point of the 3.00 P.M. spot exchange rate on 30 June 2008.

(3)        Retail Stock.

Tables and Supplementary Information

Table I — Internal Debt as of 30 June 2009

Currency (NZD)	Principal Outstanding	Maturity Date	Coupon Rate % per annum	Fiscal Year of Issue	Amortization
Government Stock
	5,810,000,000	15/07/09	7.00	1998
	6,025,000,000	15/11/11	6.00	1999
	5,324000,000	15/04/13	6.50	2001
	4,375,000,000	15/04/15	6.00	2003
	2,064,757,500	15/02/16	4.5	1996
	6,587,000,000	15/12/17	6.00	2005
	928,000,000	15/05/21	6.00	2009
	31,113,757,500

Treasury Bills	7,505,000,000	01/07/09 – 06/01/10	2.52 – 3.20	2009

Loans	166,035	01/09/13	Variable	1994	2010-2013
	95,325,975	09/05/11 – 25/06/13	Variable	2006
	1,174,700	15/07/09 – 01/03/17	4.875 – 5.75	(1)
	96,666,710

Retail stock (2)
	2, 281, 411	01/07/2009 -31/07/2009	5.25-5.75	2005
	4,035,480	04/07/2009 – 28/11/2009	5.00-5.50	2005
	1,355,693	13/07/2009 – 27/04/2010	5.00-5.75	2006
	533,715	1/07/2009 -25/04/2010	5.50-5.75	2006
	57,000	22/04/10 – 25/04/10	5.50	2006
	3,154,793	1/07/2009 -01/08/2009	6.75	2007
	3,746,994	2/08/2009 -31/10/2009	7.00	2008
	3,353,976	11/10/2009 – 30/10/2010	6.75	2008
	268,266	3/01/2010 – 09/02/2010	6.75	2008
	43,167,779	1/07/2009 – 31/08/2010	6.75-7.00	2008
	32,450,016	31/07/09 – 31/10/2010	6.25 – 6.50	2009
	6,180,732	16/09/2009 – 26/09/2010	6.00 – 6.25	2009
	72,945,577	26/09/2009 – 30/11/2010	5.75 – 6.00	2009
	73,318,741	1/07/09 – 31/01/2011	5.25	2009
	68,787,577	6/07/2009 – 28/02/2011	4.25 – 4.50	2009
	163,433,551	3/08/2009 – 24/06/2011	3.00	2009
	3,858,219	13/11/2009 – 26/07/2011	2.50 – 3.00	2009

	487,395,786
Total Internal Debt	30,202,819,997

(1)        Income Equalisation Reserve Deposits - Repayable at holder’s option (subject to criteria under the Income Tax Act 1994) or after five years.

(2)        Kiwi Bonds repayable at holder’s option upon seven business days’ notice.

Table II - External Debt as of 30 June 2008

Currency	Principal Outstanding		Maturity Date	Coupon Rate (% per annum)	Fiscal Year of Issue	Amortization
USD	581,530,000		Call	Variable	2009
	40,635,000		15/01/11	9.88	1986
	100,000,000		23/04/12	4.15	2004
	81,707,000		01/04/16	8.75	1987
	27,543,000		25/09/16	9.13	1987
	100,000,000	(1)
	931,415,000

Japan	10,000,000,000		11/05/12	2.59	2000
	10,000,000,000		27/11/12	6.34	1993
	20,000,000,000

GBP
	4,816,651		25/09/14	11.50	1985
	4,816,651

(1)   European Commerical Paper Programme (ECP)

Table III — External Debt Issued 1 July 2009 to 31 January 2010: Nil issuance

Contingent Liabilities and Non-Quantifiable Guarantees

Pursuant to Section 27(f) of the Public Finance Act 1989, a Statement of Contingent Liabilities must be provided, including guarantees given under Section 59 of the Act.

Statement of Quantifiable Contingent Liabilities

Quantifiable Contingent Liabilities	30 June 2009 $m	30 June 2008 $m

Guarantees and Indemnities	96	286
Uncalled Capital	2,506	2,205
Legal Proceedings and Disputes	1,754	383
Other Contingent Liabilities	4,133	1,995
Total Quantifiable Contingent Liabilities	8,489	4,869

Total Quantifiable Contingent Assets	1,582	389

In addition to the contingent liabilities listed above, there are a number of contingent liabilities which cannot be quantified.  These are primarily in the form of institutional guarantees and indemnities to Crown Entities.